
13002459

BED BATH & BEYOND INC.

Notice of 2013 Annual Meeting of Shareholders

Proxy Statement

2012 Annual Report

Consolidated Selected Financial Data *(in thousands, except per share and number of store data)*

	March 2, 2013[2]	Feb. 25, 2012	Feb. 26, 2011	Feb. 27, 2010	Feb. 28, 2009	March 1, 2008[3]	March 3, 2007	Feb. 25, 2006	Feb. 26, 2005
STATEMENT OF EARNINGS DATA									
Net sales	$10,914,585	$9,499,890	$8,758,503	$7,828,793	$7,208,340	$7,048,942	$6,617,429	$5,809,562	$5,147,678
Gross profit	4,388,755	3,930,933	3,622,929	3,208,119	2,873,236	2,925,231	2,835,402	2,485,748	2,186,301
Operating profit	1,638,218	1,568,369	1,288,458	980,687	673,896	838,022	889,401	879,171	792,414
Net earnings	1,037,788	989,537	791,333	600,033	425,123	562,808	594,244	572,847	504,964
Net earnings per share – Diluted[5]	$ 4.56	$ 4.06	$ 3.07	$ 2.30	$ 1.64	$ 2.10	$ 2.09	$ 1.92	$ 1.65
SELECTED OPERATING DATA									
Number of stores open (at period end)	1,471	1,173	1,139	1,100	1,037	971	888	809	721
Total square feet of store space (at period end)	42,030	36,125	35,055	33,740	32,050	30,181	27,794	25,502	22,945
Percentage increase (decrease) in comparable store sales	2.7%	5.9%	7.8%	4.4%	(2.4)%	1.0%	4.9%	4.6%	4.5%
Comparable store net sales[6]	$ 9,819,904	$9,157,183	$8,339,112	$7,409,203	$6,746,472	$6,457,268	$6,068,694	$5,281,675	$4,468,095
Number of comparable stores[6]	1,122	1,076	1,013	942	874	792	683	605	535
BALANCE SHEET DATA (AT PERIOD END)									
Working capital	$ 2,232,275	$2,803,809	$2,751,398	$2,413,791	$1,609,831	$1,065,599	$1,553,541	$1,082,399	$1,223,409
Total assets	6,279,952	5,724,546	5,646,193	5,152,130	4,268,843	3,844,093	3,959,304	3,382,140	3,199,979
Long-term sale/leaseback and capital lease obligations	108,364[7]	—	—	—	—	—	—	—	—
Long-term debt	—	—	—	—	—	—	—	—	—
Shareholders' equity[8]	$ 4,079,730	$3,922,528	$3,931,659	$3,652,904	$3,000,454	$2,561,828	$2,649,151[9]	$2,262,450	$2,203,762

[1] *Each fiscal year represents 52 weeks, except for fiscal 2012 (ended March 2, 2013), fiscal 2006 (ended March 3, 2007) and fiscal 2000 (ended March 3, 2001) each of which represent 53 weeks and fiscal 1996 (ended March 1, 1997) which represents 52 weeks and 6 days.*

[2] *The Company acquired Linen Holdings, LLC on June 1, 2012 and Cost Plus, Inc. on June 29, 2012.*

[3] *On March 22, 2007, the Company acquired Buy Buy BABY, Inc.*

[4] *On June 19, 2003, the Company acquired Christmas Tree Shops, Inc.*

[5] *Net earnings per share amounts for fiscal 2000 and prior have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.*

Fiscal Year Ended[1]

Feb. 28, 2004[4]	March 1, 2003	March 2, 2002	March 3, 2001	Feb. 26, 2000	Feb. 27, 1999	Feb. 28, 1998	March 1, 1997	Feb. 25, 1996	Feb. 26, 1995	Feb. 27, 1994	Feb. 28, 1993
$4,477,981	$3,665,164	$2,927,962	$2,396,655	$1,857,505	$1,382,345	$1,057,135	$816,912	$597,352	$437,807	$304,571	$216,411
1,876,664	1,518,547	1,207,566	986,459	766,801	576,125	441,016	341,168	250,036	183,819	127,972	90,528
639,343	480,057	346,100	272,838	209,340	158,052	118,914	90,607	67,585	51,685	36,906	26,660
399,470	302,179	219,599	171,922	131,229	97,346	73,142	55,015	39,459	30,013	21,887	15,960
$ 1.31	$ 1.00	$ 0.74	$ 0.59	$ 0.46	$ 0.34	$ 0.26	$ 0.20	$ 0.14	$ 0.11	$ 0.08	$ 0.06
629	519	396	311	241	186	141	108	80	61	45	38
20,472	17,452	14,724	12,204	9,815	7,688	5,767	4,347	3,214	2,339	1,512	1,128
6.3%	7.9%	7.1%	5.0%	9.2%	7.6%	6.4%	6.1%	3.8%	12.0%	10.6%	7.2%
$3,902,308											
416											
$1,199,752	$ 914,220	$ 715,439	$ 532,524	$ 360,585	$ 267,557	$ 188,293	$127,333	$ 91,331	$ 74,390	$ 56,001	$ 34,842
2,865,023	2,188,842	1,647,517	1,195,725	865,800	633,148	458,330	329,925	235,810	176,678	121,468	76,654
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	5,000	16,800	13,300	—
$1,990,820	$1,451,921	$1,094,350	$ 817,018	$ 559,045	$ 411,087	$ 295,397	$214,361	$151,446	$108,939	$ 77,305	$ 54,643

(6) The Company has added this disclosure prospectively beginning with fiscal 2003 information.

(7) As a result of the Cost Plus, Inc. acquisition, the Company assumed two sale/leaseback and various capital lease obligations.

(8) In fiscal 2012, 2011, 2010, 2009, 2008, 2007, 2006, 2005 and 2004, the Company repurchased approximately $1.001 billion, $1.218 billion, $688 million, $95 million, $48 million, $734 million, $301 million, $598 million and $350 million of its common stock, respectively.

(9) In fiscal 2006, the Company adopted Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" resulting in a one-time net reduction to Shareholders' equity of $34.3 million.

To Our Fellow Shareholders:

When we wrote to you last year, we anticipated fiscal 2012 to be a productive year for our Company. In many ways, it exceeded our expectations.

Fiscal 2012 was another year of consistent performance in terms of earnings per share growth, cash flow generation and overall financial strength, yet it was also a year of significant investment in the future of our Company, and of continued focus on differentiating our merchandise assortments and strengthening our presence in, and utilization of, emerging technologies. Still, at the center of all our activities, we challenge ourselves daily to find ways to better serve our customers' needs and shopping preferences.

During the past fiscal year our Company made significant progress in, and has experienced benefits from, many of the initiatives we spoke about in last year's letter, as well as a number of other undertakings. Some of these initiatives were:

- We completed the acquisition of Cost Plus, Inc. ("World Market"), a retailer selling a wide range of home decorating items, furniture, gifts, holiday and other seasonal items, and specialty food and beverages. In addition to the World Market acquisition, we also acquired Linen Holdings, LLC, a distributor of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries. With the addition of the highly talented World Market and Linen Holdings associates and each concept's customers and vendors to the Bed Bath & Beyond family, we will be able to do even more for, and with, our collective customers.
- We completed the relocation of our buying offices from New York to our headquarters in Union, New Jersey, which has and will continue to improve the communication, coordination and execution across all our concepts.
- We have made significant progress toward creating an enhanced omni channel experience for our customers, which will culminate in the launching of new websites for both our buybuy Baby and Bed Bath & Beyond concepts during fiscal 2013.
- We opened a new fulfillment center in Georgia to support our growing online business.
- We commenced the initial phase of a new IT data center, further advancing our disaster recovery capabilities and supporting our overall IT systems.

In addition to these initiatives, our joint venture in Mexico opened its third store under the name Bed Bath & Beyond and rebranded its two existing locations as Bed Bath & Beyond stores. We took this action with our joint venture partners in order to leverage the Bed Bath & Beyond name as we continue to expand our footprint in Mexico.

As we grow and invest in our businesses to meet the evolving needs of our customers and to face the challenges of an increasingly competitive retail environment, we continue to foster those aspects of our culture that best help us to enhance our customers' overall experience. The ongoing success of our Company has always been, and remains, the result of the tremendous efforts of our associates operating in our unique decentralized culture which takes advantage of their knowledge, independence and customer focus. The results of our most recent fiscal year reflect their dedication.

Some of the financial highlights from fiscal 2012, which was a fifty-three week year, were as follows:

- Net earnings per diluted share for the fiscal year ended March 2, 2013 were $4.56, an increase of approximately 12% compared with net earnings per diluted share of $4.06 for the prior year.
- Net sales for fiscal 2012 were approximately $10.9 billion, an increase of approximately 15% from the prior year's net sales of $9.5 billion.
- Comparable store sales for fiscal 2012 increased by approximately 2.7%.
- Capital expenditures for the year were approximately $315 million as compared to approximately $243 million in the prior year.
- Approximately $1.0 billion in value was returned to our shareholders through our ongoing common stock repurchase program, bringing our cumulative return to shareholders to over $5.0 billion since the start of our common stock repurchase programs in 2004.
- Over $875 million in free cash flow was generated.
- Our return on average equity was 25.9%.

During fiscal 2012, excluding the acquisition of 258 World Market stores, we added 41 new stores consisting of 12 Bed Bath & Beyond stores throughout the United States and Canada, 3 Christmas Tree Shops stores (1 under the name andThat!), 18 buybuy Baby stores, 2 Harmon Face Values stores and 6 World Market stores. We also added Harmon Face Values, Fine Tabletop and Giftware, Baby and Specialty Food and Beverage departments in existing stores. At fiscal year end, we operated 1,471 stores, consisting of 1,004 Bed Bath & Beyond stores in all 50 states, the District of Columbia, Puerto Rico and Canada, 74 stores under the names of Christmas Tree Shops or andThat!, 82 buybuy Baby stores, 47 stores under the names of Harmon or Harmon Face Values, and 264 World Market stores.

Although fiscal 2012 was another year of solid accomplishment, we continue to look for ways in which we can improve upon the customer shopping experience and, in doing so, continue to build shareholder value over time. A few of the initiatives which we are undertaking during the coming fiscal year include:

- Increasing our omni channel capabilities through upgrading our websites and mobile sites and apps, improving network communications in our stores, and implementing point of sale improvements.
- Growing and developing our IT, analytics and ecommerce groups to lead our omni channel initiatives and evolve our marketing to take even greater advantage of opportunities to personalize our offers to our customers, and
- Retrofitting energy saving equipment in our stores to allow them to run more efficiently.

The future is exciting and filled with opportunities to enhance our customers' experience in store, online, and through mobile devices and social media. We believe our Company has never been stronger nor in a better position to compete. However, we know that it is only through the commitment and dedication of our associates and the support of our business partners and shareholders that we will continue to achieve our goals for another successful year.

We remain committed to being our customers' first choice for the merchandise categories we offer, domestically, interactively and over the longer term internationally, and we look forward to updating you next year on our progress.

WARREN EISENBERG
Co-Chairman and Co-Founder

LEONARD FEINSTEIN
Co-Chairman and Co-Founder

STEVEN H. TEMARES
Chief Executive Officer and Director

May 29, 2013

CORPORATE PROFILE

Founded in 1971, Bed Bath & Beyond Inc. operates a chain of retail stores that sell a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. The Company's stores combine superior service and a broad selection of items at everyday low prices. The Company also operates a distributor of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries. Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ National Market under the symbol BBBY and are included in the Standard & Poor's 500 and Global 1200 Indices and the NASDAQ-100 Index. The Company is counted among the Fortune 500 and the Forbes 2000.

PLEASE VOTE YOUR PROXY!

ELECTRONIC VOTING SAVES YOUR COMPANY MONEY

For the last several years, many of our shareholders have saved the Company money by voting their proxies via internet or telephone, rather than by return mail. This year, we again encourage all of our shareholders to take advantage of electronic voting.

Most Bed Bath & Beyond shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner. Your broker or nominee has enclosed a voting instruction form for you to use in directing them in how to vote your shares. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instruction form for specific information.

If your shares are registered directly in your name with Bed Bath & Beyond's transfer agent, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2012 Incentive Compensation Plan (formerly known as the 2004 Incentive Compensation Plan), you are also considered the shareholder of record with respect those shares. As the shareholder of record, you have the right to vote by proxy. We encourage our registered shareholders to vote:

By internet — **www.proxyvote.com** *or*

By touch-tone phone — **1-800-690-6903**

Have your proxy card in hand when you access the website or call the toll-free number.
Then you can follow the directions provided.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Bed Bath & Beyond Inc. and subsidiaries (the "Company") operates a chain of 1,471 retail stores under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops or andThat! (collectively, "CTS"), Harmon or Harmon Face Values (collectively, "Harmon"), buybuy BABY and World Market or Cost Plus World Market (collectively, "World Market"). The Company includes Linen Holdings, a distributor of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries. (See "Acquisitions," Note 2 in the consolidated financial statements for the acquisitions of World Market and Linen Holdings). Additionally, the Company is a partner in a joint venture which operates three retail stores in Mexico under the name Bed Bath & Beyond. The Company accounts for its operations as two operating segments: North American Retail and Institutional Sales. The Institutional Sales operating segment, which is comprised of Linen Holdings, does not meet the quantitative thresholds under U.S. generally accepted accounting principles and therefore is not a reportable segment.

The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. The Company's objective is to be a customer's first choice for products and services in the categories offered, in the markets in which the Company operates.

The Company's strategy is to achieve this objective through excellent customer service, an extensive breadth, depth and differentiated assortment, everyday low prices and introduction of new merchandising offerings, supported by the continuous development and improvement of its infrastructure.

Operating in the highly competitive retail industry, the Company, along with other retail companies, is influenced by a number of factors including, but not limited to, general economic conditions including the housing market, relatively high unemployment and historically high commodity prices; the overall macroeconomic environment and related changes in the retailing environment; consumer preferences and spending habits; unusual weather patterns and natural disasters; competition from existing and potential competitors; evolving technology; and the ability to find suitable locations at acceptable occupancy costs and other terms to support the Company's expansion program. The Company cannot predict whether, when or the manner in which these factors could affect the Company's operating results.

The results of operations for the fiscal year ended March 2, 2013 include Linen Holdings since the date of acquisition on June 1, 2012 and World Market since the date of acquisition on June 29, 2012.

The following represents an overview of the Company's financial performance for the periods indicated:

- Net sales in fiscal 2012 (fifty-three weeks) increased approximately 14.9% to $10.915 billion; net sales in fiscal 2011 (fifty-two weeks) increased approximately 8.5% to $9.500 billion over net sales of $8.759 billion in fiscal 2010 (fifty-two weeks).
- Comparable store sales for fiscal 2012 increased by approximately 2.7% as compared with an increase of approximately 5.9% in fiscal 2011 and an increase of approximately 7.8% in fiscal 2010. Comparable store sales percentages are calculated based on an equivalent number of weeks in each annual period.

  A store is considered a comparable store when it has been open for twelve full months following its grand opening period (typically four to six weeks). Stores relocated or expanded are excluded from comparable store sales if the change in square footage would cause meaningful disparity in sales over the prior period. In the case of a store to be closed, such store's sales are not considered comparable once the store closing process has commenced. Linen Holdings is excluded from the comparable store sales calculations and will continue to be excluded on an ongoing basis as long as it does not meet the above definition of comparable store sales. World Market is excluded from the comparable store sales calculations for fiscal 2012, and will continue to be excluded from the comparable store sales calculations until after the anniversary of the acquisition.
- Gross profit for fiscal 2012 was $4.389 billion or 40.2% of net sales compared with $3.931 billion or 41.4% of net sales for fiscal 2011 and $3.623 billion or 41.4% of net sales for fiscal 2010.

- Selling, general and administrative expenses ("SG&A") for fiscal 2012 were $2.751 billion or 25.2% of net sales compared with $2.363 billion or 24.9% of net sales for fiscal 2011 and $2.334 billion or 26.7% of net sales for fiscal 2010.
- The effective tax rate was 36.5%, 37.0% and 38.8% for fiscal years 2012, 2011 and 2010, respectively. The tax rate included discrete tax items of an approximate $26.7 million net benefit, $20.7 million net benefit and $0.9 million net expense, respectively, for fiscal 2012, 2011 and 2010.
- For the fiscal year ended March 2, 2013 (fifty-three weeks), net earnings per diluted share were $4.56 ($1.038 billion), an increase of approximately 12%, as compared with net earnings per diluted share of $4.06 ($989.5 million) for fiscal 2011 (fifty-two weeks), which was an increase of approximately 32% from net earnings per diluted share of $3.07 ($791.3 million) for fiscal 2010 (fifty-two weeks). For the fiscal year ended March 2, 2013, the increase in net earnings per diluted share is the result of the items described above, which includes an estimated $0.05 benefit related to the fifty-third week in fiscal year 2012 and the impact of the Company's repurchases of its common stock. For the fiscal year ended February 25, 2012, the increase in net earnings per diluted share is the result of the items described above and the impact of the Company's repurchases of its common stock.

During fiscal 2012, the Company made progress in many areas, such as: the completion of the relocation of the Company's Farmingdale and Garden City, New York offices to its corporate headquarters in Union, New Jersey; the ongoing integration of the two fiscal 2012 acquisitions; enhancing the omni channel experience for its customers by replacing both back end and customer facing systems; the opening of a new distribution facility in Georgia; increasing the investment in people and systems to upgrade the Company's data and analytics capabilities; and the commencement of the initial phase of a new information technology data center to enhance the Company's disaster recovery capabilities and support its overall information technology systems.

Capital expenditures for fiscal 2012, 2011 and 2010 were $314.7 million, $243.4 million and $183.5 million, respectively. The Company remains committed to making the required investments in its infrastructure to help position the Company for continued growth and success. The Company continues to review and prioritize its capital needs while continuing to make investments, principally for new stores, existing store improvements, information technology enhancements, including omni channel capabilities, and other projects whose impact is considered important to its future.

During fiscal 2012, 2011 and 2010, the Company repurchased 16.1 million, 21.5 million and 15.9 million shares, respectively, of its common stock at a total cost of approximately $1.001 billion, $1.218 billion and $687.6 million, respectively.

The Company plans to continue to expand its operations and invest in its infrastructure to further its long term objectives. In fiscal 2013, the Company expects to open approximately 45 new stores with the possibility of some of these stores pushing into fiscal 2014. During fiscal 2012, the Company opened a total of 41 new stores and closed one store. Additionally, the Company acquired 258 World Market stores as of June 29, 2012.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of earnings data:

	Fiscal Year Ended				
	Percentage of Net Sales			Percentage Change from Prior Year	
	March 2, 2013	February 25, 2012	February 26, 2011	**March 2, 2013**	February 25, 2012
Net sales	**100.0%**	100.0%	100.0%	**14.9%**	8.5%
Cost of sales	**59.8**	58.6	58.6	**17.2**	8.4
Gross profit	**40.2**	41.4	41.4	**11.6**	8.5
Selling, general and administrative expenses	**25.2**	24.9	26.7	**16.4**	1.2
Operating profit	**15.0**	16.5	14.7	**4.5**	21.7
Earnings before provision for income taxes	**15.0**	16.5	14.8	**4.1**	21.4
Net earnings	**9.5**	10.4	9.0	**4.9**	25.0

Net Sales

Net sales in fiscal 2012 (fifty-three weeks) increased $1.415 billion to $10.915 billion, representing an increase of 14.9% over $9.500 billion of net sales in fiscal 2011 (fifty-two weeks), which increased $741.4 million or 8.5% over the $8.759 billion of net sales in fiscal 2010 (fifty-two weeks). For fiscal 2012, approximately 58% of the increase in net sales was attributable to the inclusion of World Market and Linen Holdings since the date of each respective acquisition through the end of the fiscal fifty-second week, approximately 13% of the increase was attributable to the fifty-third week including World Market and Linen Holdings, approximately 18% was attributable to an increase in the Company's comparable store sales and the remaining 11% of the increase was primarily attributable to an increase in the Company's new store sales. For fiscal 2011, approximately 68.6% of the increase in net sales was attributable to an increase in the Company's comparable store sales and the balance of the increase was primarily attributable to an increase in the Company's new store sales.

For fiscal 2012, comparable store sales for 1,122 stores represented $9.820 billion of net sales; for fiscal 2011, comparable store sales for 1,076 stores represented $9.157 billion of net sales; and for fiscal 2010, comparable store sales for 1,013 stores represented $8.339 billion of net sales. The number of stores includes only those which constituted a comparable store for the entire respective fiscal period. The increase in comparable store sales, which excludes World Market and Linen Holdings, was approximately 2.7% for fiscal 2012, as compared with an increase of approximately 5.9% for fiscal 2011. The increase in comparable store sales for fiscal 2012 was due to an increase in the average transaction amount partially offset by a decrease in the number of transactions. The increase in comparable store sales for fiscal 2011 was due to increases in both the number of transactions and the average transaction amount. Comparable store sales percentages are calculated based on an equivalent number of weeks for each annual period.

Sales of domestics merchandise accounted for approximately 39%, 40% and 41% of net sales in fiscal 2012, 2011 and 2010, respectively, of which the Company estimates that bed linens accounted for approximately 12% of net sales in fiscal 2012, 2011 and 2010, respectively. The remaining net sales in fiscal 2012, 2011 and 2010 of 61%, 60% and 59%, respectively, represented sales of home furnishings. No other individual product category accounted for 10% or more of net sales during fiscal 2012, 2011 or 2010.

Gross Profit

Gross profit in fiscal 2012, 2011 and 2010 was $4.389 billion or 40.2% of net sales, $3.931 billion or 41.4% of net sales and $3.623 billion or 41.4% of net sales, respectively. The decrease in the gross profit margin as a percentage of net sales between fiscal 2012 and 2011 was primarily attributed to an increase in coupons, due to increases in both the redemption and the average coupon amount, and a shift in the mix of merchandise sold to lower margin categories. The gross profit margin as a percentage of net sales for fiscal 2011 included a reduction in markdowns, offset by an increase in inventory acquisition costs and a shift in the mix of merchandise sold to lower margin categories.

Selling, General and Administrative Expenses

SG&A was $2.751 billion or 25.2% of net sales in fiscal 2012, $2.363 billion or 24.9% of net sales in fiscal 2011 and $2.334 billion or 26.7% of net sales in fiscal 2010. The increase in SG&A between fiscal 2012 and 2011 as a percentage of net sales was primarily due to a relative increase in advertising expenses. As a percentage of net sales, the relative increase in advertising expenses was higher due to the inclusion of the financial results of the acquisitions completed in fiscal 2012. In addition, the fifty-third week has relatively higher SG&A than the year to date fifty-two weeks and increased SG&A by approximately 10 basis points. The decrease in SG&A between fiscal 2011 and 2010 as a percentage of net sales was primarily due to relative decreases in payroll and payroll-related items (including salaries and medical insurance), occupancy (including rent and depreciation), advertising and store expenses, all of which benefited from the increase in comparable store sales. In addition, advertising expenses as a percentage of net sales benefited from a reduction in the mailing of advertising pieces.

Operating Profit

Operating profit for fiscal 2012 was $1.638 billion or 15.0% of net sales, $1.568 billion or 16.5% of net sales in fiscal 2011 and $1.288 billion or 14.7% of net sales in fiscal 2010. The change in operating profit as a percentage of net sales between fiscal 2012 and 2011 was the result of the changes in gross profit margin and SG&A as a percentage of net sales as described above. The change in operating profit as a percentage of net sales between fiscal 2011 and 2010 was the result of the change in SG&A as a percentage of net sales as described above.

Interest (Expense) Income

Interest expense was $4.2 million in fiscal 2012 and interest income was $1.1 million and $4.5 million in fiscal 2011 and 2010, respectively. Interest expense for fiscal 2012 increased primarily due to the inclusion of interest expense related to the sale/leaseback obligations on the distribution facilities acquired as part of the fiscal 2012 acquisitions.

Income Taxes

The effective tax rate was 36.5% for fiscal 2012, 37.0% for fiscal 2011 and 38.8% for fiscal 2010. For fiscal 2012, the tax rate included an approximate $26.7 million net benefit primarily due to the recognition of favorable discrete state tax items. For fiscal 2011, the tax rate included an approximate $20.7 million net benefit primarily due to the settlement of certain discrete tax items from on-going examinations, the recognition of favorable discrete state tax items and from changing the blended state tax rate of deferred income taxes. For fiscal 2010, the tax rate included an approximate $0.9 million net expense primarily due to the recognition of certain discrete tax items, partially offset by the changing of the blended state tax rate of deferred income taxes.

The Company expects continued volatility in the effective tax rate from year to year because the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets, the expansion or relocation of existing stores and the continuous review of strategic acquisitions. In the 21-year period from the beginning of fiscal 1992 to the end of fiscal 2012, the chain has grown from 34 to 1,471 stores, including the 264 World Market stores (258 stores were acquired on June 29, 2012). Total square footage grew from approximately 0.9 million square feet at the beginning of fiscal 1992 to approximately 42.0 million square feet at the end of fiscal 2012, including the 264 World Market stores. During fiscal 2012, the Company opened a total of 41 new stores and closed one store, all of which resulted in the aggregate addition of approximately 5.9 million square feet of store space, including approximately 4.8 million square feet of store space for the 258 World Market stores acquired on June 29, 2012. Additionally, the Company is a partner in a joint venture which opened one store during fiscal 2012 and as of March 2, 2013, operated a total of three retail stores in Mexico under the name Bed Bath & Beyond.

During fiscal 2012, the Company acquired Linen Holdings and World Market.

The Company plans to continue to expand its operations and invest in its infrastructure to reach its long term objectives. In fiscal 2013, the Company expects to open approximately 45 new stores with the possibility of some of these stores pushing into fiscal 2014. The continued growth of the Company is dependent, in part, upon the Company's ability to execute its expansion program successfully. During fiscal 2012, the Company completed the relocation of its Farmingdale and Garden City, New York offices to its corporate headquarters in Union, New Jersey, which the Company believes improves the communication, collaboration, coordination and execution across all concepts, activities and platforms.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been able to finance its operations, including its expansion program, entirely through internally generated funds. For fiscal 2013, the Company believes that it can continue to finance its operations, including its expansion program, share repurchase program and planned capital expenditures, entirely through existing and internally generated funds. The Company periodically reviews its alternatives with respect to optimizing its capital structure. Capital expenditures for fiscal 2013, principally for new stores, existing store improvements, information technology enhancements, including omni channel capabilities, and other projects are planned to be approximately $350.0 million, subject to the timing and composition of the projects. Some of the initiatives included in capital expenditures for fiscal 2013 are: enhancing the omni channel experience for its customers through replacing both back end and customer facing systems, upgrading the Company's mobile sites and applications, enhancing network communications in the stores and implementing point of sale improvements; building, equipping and staffing a new information technology data center to enhance disaster recovery capabilities and to support the Company's ongoing technology initiatives; and retrofitting energy saving equipment in the stores.

Fiscal 2012 compared to Fiscal 2011

Net cash provided by operating activities in fiscal 2012 was $1.193 billion, compared with $1.225 billion in fiscal 2011. Year over year, the Company experienced an increase in cash used by the net components of working capital (primarily merchandise inventories, other current assets and accrued expenses and other current liabilities, partially offset by accounts payable and income taxes payable) and an increase in net earnings.

Retail inventory at cost per square foot was $58.12 as of March 2, 2013, as compared to $57.35 as of February 25, 2012.

Net cash used in investing activities in fiscal 2012 was $665.8 million, compared with $364.0 million in fiscal 2011. In fiscal 2012, net cash used in investing activities was due to payments of $643.1 million related to the World Market and Linen Holdings acquisitions, $314.7 million for capital expenditures and $40.0 million for the acquisition of trademarks, partially offset by redemptions of $332.0 million of investment securities, net of purchases. In fiscal 2011, net cash used in investing activities was due to $243.4 million of capital expenditures and $120.6 million of purchases of investment securities, net of redemptions.

Net cash used in financing activities for fiscal 2012 was $965.4 million, compared with $1.042 billion in fiscal 2011. The decrease in net cash used was primarily due to a decrease in common stock repurchases of $216.7 million, partially offset by a $114.7 million decrease in cash proceeds from the exercise of stock options and a $25.5 million payment for a credit facility assumed in acquisition.

Fiscal 2011 compared to Fiscal 2010

Net cash provided by operating activities in fiscal 2011 was $1.225 billion, compared with $987.4 million in fiscal 2010. Year-over-year, the Company experienced an increase in net earnings, partially offset by an increase in cash used for the net components of working capital (primarily accounts payable and income taxes payable, partially offset by merchandise inventories).

Inventory per square foot was $57.35 as of February 25, 2012, as compared to $56.17 as of February 26, 2011.

Net cash used in investing activities in fiscal 2011 was $364.0 million, compared with $341.0 million in fiscal 2010. In fiscal 2011, net cash used in investing activities was due to $243.4 million of capital expenditures and $120.6 million of purchases of investment securities, net of redemptions. In fiscal 2010, net cash used in investing activities was due to $157.5 million of purchases of investment securities, net of redemptions, and $183.5 million of capital expenditures.

Net cash used in financing activities for fiscal 2011 was $1.042 billion, compared with $559.0 million in fiscal 2010. The increase in net cash used was primarily due to a $530.4 million increase in common stock repurchases partially offset by a $45.4 million increase in cash proceeds from the exercise of stock options.

Auction Rate Securities

As of March 2, 2013, the Company held approximately $49.0 million of net investments in auction rate securities. Beginning in mid-February 2008, the auction process for the Company's auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities but do not affect the underlying collateral of the securities. All of these investments carry triple-A credit ratings from one or more of the major credit rating agencies. As of March 2, 2013, these securities had a temporary valuation adjustment of approximately $2.0 million to reflect their current lack of liquidity. Since this valuation adjustment is deemed to be temporary, it was recorded in accumulated other comprehensive loss, net of a related tax benefit, and did not affect the Company's net earnings for fiscal 2012.

During fiscal 2012, approximately $8.5 million of auction rate securities were redeemed at par and approximately $24.3 million were tendered at a price of approximately 95% of par value, for which the Company incurred a realized loss of approximately $1.1 million included within interest (expense) income, net in the consolidated statement of earnings for fiscal 2012. Prior to these tenders, all redemptions of these securities had been at par. The Company will continue to monitor the market for these securities and will expense any permanent changes to the value of the remaining securities, if any, as they occur.

The Company does not anticipate that any continuing lack of liquidity in its auction rate securities will affect its ability to finance its operations, including its expansion program, share repurchase program, and planned capital expenditures. The Company continues to monitor efforts by the financial markets to find alternative means for restoring the liquidity of these investments. These investments will remain primarily classified as non-current assets until the Company has better visibility as to when their liquidity will be restored. The classification and valuation of these securities will continue to be reviewed quarterly.

Other Fiscal 2012 Information

At March 2, 2013, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of September 1, 2013 and February 28, 2014, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. During fiscal 2012, the Company did not have any direct borrowings under the uncommitted lines of credit. As of March 2, 2013, there was approximately $11.6 million of outstanding letters of credit. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates. In addition, as of March 2, 2013, the Company maintained unsecured standby letters of credit of $76.2 million, primarily for certain insurance programs.

Between December 2004 and December 2012, the Company's Board of Directors authorized, through share repurchase programs, the repurchase of $7.450 billion of the Company's common stock.

Since 2004 through the end of fiscal 2012, the Company has repurchased approximately $5.0 billion of its common stock through share repurchase programs. The Company has approximately $2.4 billion remaining of authorized share repurchases as of March 2, 2013. The execution of the Company's share repurchase program will consider current business and market conditions.

The Company has authorization to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.

The Company has contractual obligations consisting mainly of operating leases for stores, offices, distribution facilities and equipment, purchase obligations, long-term sale/leaseback and capital lease obligations and other long-term liabilities which the Company is obligated to pay as of March 2, 2013 as follows:

(in thousands)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Lease Obligations[1]	$3,353,145	$ 561,104	$971,468	$727,632	$1,092,941
Purchase Obligations[2]	969,151	969,151	—	—	—
Long-term sale/leaseback and capital lease obligations[3]	352,262	9,877	19,689	19,921	302,775
Other long-term liabilities[4]	456,648	—	—	—	—
Total Contractual Obligations	$5,131,206	$1,540,132	$991,157	$747,553	$1,395,716

[1] The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company's leases require the payment of additional costs for insurance, maintenance and other costs. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are not known. As of March 2, 2013, the Company has leased sites for 31 locations planned for opening in fiscal 2013 or 2014, for which aggregate minimum rental payments over the term of the leases are approximately $140.1 million and are included in the table above.

[2] Purchase obligations primarily consist of purchase orders for merchandise.

[3] Long-term sale/leaseback and capital lease obligations represent future minimum lease payments under the sale/leaseback agreements and capital lease agreements, acquired through the World Market acquisition.

[4] Other long-term liabilities are primarily comprised of income taxes payable, deferred rent, workers' compensation and general liability reserves and various other accruals and are recorded as Deferred Rent and Other Liabilities and Income Taxes Payable in the Consolidated Balance Sheet as of March 2, 2013. The amounts associated with these other long-term liabilities have been reflected only in the Total Column in the table above as the timing and/or amount of any cash payment is uncertain.

SEASONALITY

The Company's sales exhibit seasonality with sales levels generally higher in the calendar months of August, November and December, and generally lower in February.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance related to testing goodwill for impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. During the fourth quarter of fiscal 2012, the Company adopted this guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued updated accounting guidance related to testing indefinite lived intangible assets for impairment. This guidance permits an entity to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment analysis. This guidance is effective for annual and interim indefinite lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. During the fourth quarter of fiscal 2012, the Company adopted this guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

INFLATION

The Company does not believe that its operating results have been materially affected by inflation during the past year. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, goodwill and other indefinite lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, stock-based compensation and income and certain other taxes. Actual results could differ from these estimates.

Inventory Valuation: Merchandise inventories are stated at the lower of cost or market. Inventory costs are primarily calculated using the weighted average retail inventory method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail values of inventories. The cost associated with determining the cost-to-retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

Impairment of Long-Lived Assets: The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not historically recorded any material impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

Goodwill and Other Indefinite Lived Intangible Assets: The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinite lived intangible assets. As of March 2, 2013, for goodwill related to the Institutional Sales operating segment and certain other indefinite lived intangible assets, the Company assessed qualitative factors in order to determine whether any events and circumstances existed which indicated that it was more likely than not that the fair value of these indefinite lived intangible assets did not exceed its carrying value and concluded no such events or circumstances existed which would require an impairment test being performed. Additionally, the Company completed its annual impairment testing related to goodwill for the North American Retail operating segment, which is the reporting unit, and certain other indefinite lived intangible assets, not considered in the qualitative analysis, and determined that, as of March 2, 2013, no impairment existed because the fair value of these assets substantially exceeded their carrying values. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Self Insurance: The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

Litigation: The Company records an estimated liability related to its various claims and legal actions arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to claims and legal actions and revises its estimated liabilities, as appropriate. The Company expects the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. The Company also cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

Store Opening, Expansion, Relocation and Closing Costs: Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

Stock-Based Compensation: The Company uses a Black-Scholes option-pricing model to determine the fair value of its stock options. The Black-Scholes model includes various assumptions, including the expected life of stock options, the expected risk free interest rate and the expected volatility. These assumptions reflect the Company's best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions had been used, total stock-based compensation cost could have been materially impacted. Furthermore, if the Company uses different assumptions for future grants, stock-based compensation cost could be materially impacted in future periods.

The Company determines its assumptions for the Black-Scholes option-pricing model in accordance with the accounting guidance related to stock compensation.

- The expected life of stock options is estimated based on historical experience.
- The expected risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.
- Expected volatility is based on the average of historical and implied volatility. The historical volatility is determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards. The implied volatility represents the implied volatility of the Company's call options, which are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date.

The Company is required to record stock-based compensation expense net of estimated forfeitures. The Company's forfeiture rate assumption used in determining its stock-based compensation expense is estimated based on historical data. The actual forfeiture rate could differ from these estimates.

Taxes: The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., in most cases such earnings would be subject to U.S. income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

The Company expects continued volatility in the effective tax rate from year to year because the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

The Company also accrues for certain other taxes as required by their operations.

Judgment is required in determining the provision for income and other taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

FORWARD-LOOKING STATEMENTS

This Annual Report, and in particular Management's Discussion and Analysis of Financial Condition and Results of Operations and the Shareholder Letter, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation: general economic conditions including the housing market, a challenging overall macroeconomic environment and related changes in the retailing environment, consumer preferences and spending habits; demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; civil disturbances and terrorist attacks; unusual weather patterns and natural disasters; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the ability to attract and retain qualified employees in all areas of the organization; the cost of labor, merchandise and other costs and expenses; the ability to find suitable locations at acceptable occupancy costs and other terms to support the Company's expansion program; uncertainty in financial markets; disruptions to the Company's information technology systems including but not limited to security breaches of the Company's systems protecting consumer and employee information; reputational risk arising from the acts of third parties; changes to statutory, regulatory and legal requirements; new, or developments in existing, litigation, claims or assessments; changes to, or new, tax laws or interpretation of existing tax laws; changes to, or new, accounting standards including, without limitation, changes to lease accounting standards; and the integration of acquired businesses. The Company does not undertake any obligation to update its forward-looking statements.

CONSOLIDATED BALANCE SHEETS

Bed Bath & Beyond Inc. and Subsidiaries

(in thousands, except per share data)	**March 2, 2013**	February 25, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 564,971**	$ 1,003,166
Short term investment securities	**449,933**	756,389
Merchandise inventories	**2,466,214**	2,071,890
Other current assets	**386,367**	311,494
Total current assets	**3,867,485**	4,142,939
Long term investment securities	**77,325**	95,785
Property and equipment, net	**1,466,667**	1,198,255
Goodwill	**483,518**	198,749
Other assets	**384,957**	88,818
Total assets	**$ 6,279,952**	$ 5,724,546
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 913,365**	$ 752,064
Accrued expenses and other current liabilities	**393,094**	329,174
Merchandise credit and gift card liabilities	**251,481**	209,646
Current income taxes payable	**77,270**	48,246
Total current liabilities	**1,635,210**	1,339,130
Deferred rent and other liabilities	**484,868**	339,266
Income taxes payable	**80,144**	123,622
Total liabilities	**2,200,222**	1,802,018
Commitments and contingencies		
Shareholders' equity:		
Preferred stock – $0.01 par value; authorized – 1,000 shares; no shares issued or outstanding	**—**	—
Common stock – $0.01 par value; authorized – 900,000 shares; issued 332,696 and 330,576 shares, respectively; outstanding 221,489 and 235,515 shares, respectively	**3,327**	3,306
Additional paid-in capital	**1,540,451**	1,417,337
Retained earnings	**7,573,612**	6,535,824
Treasury stock, at cost	**(5,033,340)**	(4,032,060)
Accumulated other comprehensive loss	**(4,320)**	(1,879)
Total shareholders' equity	**4,079,730**	3,922,528
Total liabilities and shareholders' equity	**$ 6,279,952**	$ 5,724,546

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Bed Bath & Beyond Inc. and Subsidiaries

(in thousands, except per share data)	FISCAL YEAR ENDED March 2, 2013	February 25, 2012	February 26, 2011
Net sales	**$10,914,585**	$9,499,890	$8,758,503
Cost of sales	**6,525,830**	5,568,957	5,135,574
Gross profit	**4,388,755**	3,930,933	3,622,929
Selling, general and administrative expenses	**2,750,537**	2,362,564	2,334,471
Operating profit	**1,638,218**	1,568,369	1,288,458
Interest (expense) income, net	**(4,159)**	1,119	4,520
Earnings before provision for income taxes	**1,634,059**	1,569,488	1,292,978
Provision for income taxes	**596,271**	579,951	501,645
Net earnings	**$ 1,037,788**	$ 989,537	$ 791,333
Net earnings per share – Basic	**$ 4.62**	$ 4.12	$ 3.11
Net earnings per share – Diluted	**$ 4.56**	$ 4.06	$ 3.07
Weighted average shares outstanding – Basic	**224,623**	240,016	254,297
Weighted average shares outstanding – Diluted	**227,723**	243,890	258,079

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED		
(in thousands)	**March 2, 2013**	February 25, 2012	February 26, 2011
Net earnings	**$1,037,788**	$989,537	$791,333
Other comprehensive (loss) income:			
Change in temporary impairment of auction rate securities, net of taxes	**1,017**	(297)	(663)
Pension adjustment, net of taxes	**146**	(4,596)	343
Currency translation adjustment	**(3,604)**	(2,086)	4,692
Other comprehensive (loss) income	**(2,441)**	(6,979)	4,372
Comprehensive income	**$1,035,347**	$982,558	$795,705

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Bed Bath & Beyond Inc. and Subsidiaries

(in thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK SHARES	TREASURY STOCK AMOUNT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance at February 27, 2010	320,553	$3,206	$1,020,515	$4,754,954	(57,655)	$(2,126,499)	$ 728	$ 3,652,904
Net earnings				791,333				791,333
Other comprehensive (loss) income							4,372	4,372
Shares sold under employee stock option plans, net of taxes	3,804	38	125,058					125,096
Issuance of restricted shares, net	863	9	(9)					—
Stock-based compensation expense, net			45,465					45,465
Director fees paid in stock	2		94					94
Repurchase of common stock, including fees					(15,901)	(687,605)		(687,605)
Balance at February 26, 2011	325,222	3,253	1,191,123	5,546,287	(73,556)	(2,814,104)	5,100	3,931,659
Net earnings				989,537				989,537
Other comprehensive (loss) income							(6,979)	(6,979)
Shares sold under employee stock option plans, net of taxes	4,645	46	179,546					179,592
Issuance of restricted shares, net	706	7	(7)					—
Stock-based compensation expense, net			46,501					46,501
Director fees paid in stock	3		174					174
Repurchase of common stock, including fees					(21,505)	(1,217,956)		(1,217,956)
Balance at February 25, 2012	330,576	3,306	1,417,337	6,535,824	(95,061)	(4,032,060)	(1,879)	3,922,528
Net earnings				1,037,788				1,037,788
Other comprehensive (loss) income							(2,441)	(2,441)
Shares sold under employee stock option plans, net of taxes	1,489	15	74,323					74,338
Issuance of restricted shares, net	626	6	(6)					—
Stock-based compensation expense, net			48,520					48,520
Director fees paid in stock	5		277					277
Repurchase of common stock, including fees					(16,146)	(1,001,280)		(1,001,280)
Balance at March 2, 2013	**332,696**	**$3,327**	**$1,540,451**	**$7,573,612**	**(111,207)**	**$(5,033,340)**	**$(4,320)**	**$ 4,079,730**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED		
(in thousands)	**March 2, 2013**	February 25, 2012	February 26, 2011
Cash Flows from Operating Activities:			
Net earnings	**$ 1,037,788**	$ 989,537	$ 791,333
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**194,728**	183,873	183,820
Stock-based compensation	**47,163**	45,223	44,276
Tax benefit from stock-based compensation	**13,217**	63	(3,453)
Deferred income taxes	**17,600**	30,238	(15,988)
Other	**702**	(1,622)	(1,757)
(Increase) decrease in assets, net of effect of acquisitions:			
Merchandise inventories	**(198,407)**	(102,983)	(209,204)
Trading investment securities	**(6,206)**	(4,538)	(5,469)
Other current assets	**(43,585)**	24,948	(17,736)
Other assets	**(9,685)**	900	(2,899)
Increase (decrease) in liabilities, net of effect of acquisitions:			
Accounts payable	**105,251**	31,582	102,307
Accrued expenses and other current liabilities	**(26,412)**	19,822	29,809
Merchandise credit and gift card liabilities	**36,888**	16,585	20,257
Income taxes payable	**6,598**	(37,392)	25,456
Deferred rent and other liabilities	**17,350**	29,048	46,655
Net cash provided by operating activities	**1,192,990**	1,225,284	987,407
Cash Flows from Investing Activities:			
Purchase of held-to-maturity investment securities	**(730,976)**	(1,605,851)	(1,511,555)
Redemption of held-to-maturity investment securities	**1,031,249**	1,456,250	1,286,270
Redemption of available-for-sale investment securities	**31,715**	28,975	24,975
Redemption of trading investment securities	**—**	—	42,825
Capital expenditures	**(314,682)**	(243,374)	(183,474)
Payment for acquisitions, net of cash acquired	**(643,098)**	—	—
Payment for acquisition of trademarks	**(40,000)**	—	—
Net cash used in investing activities	**(665,792)**	(364,000)	(340,959)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	**56,377**	171,088	125,700
Excess tax benefit from stock-based compensation	**5,021**	5,163	2,944
Payment for credit facility assumed in acquisition	**(25,511)**	—	—
Repurchase of common stock, including fees	**(1,001,280)**	(1,217,956)	(687,605)
Net cash used in financing activities	**(965,393)**	(1,041,705)	(558,961)
Net (decrease) increase in cash and cash equivalents	**(438,195)**	(180,421)	87,487
Cash and cash equivalents:			
Beginning of period	**1,003,166**	1,183,587	1,096,100
End of period	**$ 564,971**	$ 1,003,166	$ 1,183,587

See accompanying Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

A. Nature of Operations

Bed Bath & Beyond Inc. and subsidiaries (the "Company") operates a chain of retail stores under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops or andThat! (collectively, "CTS"), Harmon or Harmon Face Values (collectively, "Harmon"), buybuy BABY and World Market or Cost Plus World Market (collectively, "World Market"). The Company includes Linen Holdings, a distributor of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries. Additionally, the Company is a partner in a joint venture which operates three retail stores in Mexico under the name Bed Bath & Beyond. The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

The Company accounts for its operations as two operating segments: North American Retail and Institutional Sales. The Institutional Sales operating segment, which is comprised of Linen Holdings, does not meet the quantitative thresholds under U.S. generally accepted accounting principles and therefore is not a reportable segment.

B. Fiscal Year

The Company's fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2012 represented 53 weeks and ended on March 2, 2013; fiscal 2011 and fiscal 2010 represented 52 weeks and ended on February 25, 2012 and February 26, 2011, respectively.

C. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company accounts for its investment in the joint venture under the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

D. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, impairment of auction rate securities, goodwill and other indefinite lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, the provision for sales returns, vendor allowances, stock-based compensation and income and certain other taxes. Actual results could differ from these estimates.

E. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents are credit and debit card receivables from banks, which typically settle within 5 business days, of $87.8 million and $67.1 million as of March 2, 2013 and February 25, 2012, respectively.

F. Investment Securities

Investment securities consist primarily of U.S. Treasury Bills with remaining maturities of less than one year and auction rate securities, which are securities with interest rates that reset periodically through an auction process. The U.S. Treasury Bills are classified as short term held-to-maturity securities and are stated at their amortized cost which approximates fair value. Auction rate securities are classified as available-for-sale and are stated at fair value, which had historically been consistent with cost or par value due to interest rates which reset periodically, typically every 7, 28 or 35 days. As a result, there generally were no cumulative gross unrealized holding gains or losses relating to these auction rate securities. However, beginning in mid-February 2008 due to market conditions, the auction process for the Company's auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities, and affect their estimated fair values at March 2, 2013 and February 25, 2012, but do not affect the underlying collateral of the securities. (See "Fair Value Measurements," Note 5 and "Investment Securities," Note 6). All income from these investments is recorded as interest income.

Those investment securities which the Company has the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost. Those investment securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are stated at fair market value.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income using the effective interest method. Dividend and interest income are recognized when earned.

G. Inventory Valuation

Merchandise inventories are stated at the lower of cost or market. Inventory costs are primarily calculated using the weighted average retail inventory method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail values of inventories. The cost associated with determining the cost-to-retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

H. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (forty years for buildings; five to twenty years for furniture, fixtures and equipment; and three to seven years for computer equipment and software). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease. Depreciation expense is primarily included within selling, general and administrative expenses.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $106.1 million, $85.8 million and $90.2 million for fiscal 2012, 2011 and 2010, respectively.

I. Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not historically recorded any material impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

J. Goodwill and Other Indefinite Lived Intangible Assets

The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available, including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinite lived intangible assets. As of March 2, 2013, for goodwill related to the Institutional Sales operating segment and certain other indefinite lived intangible assets, the Company assessed qualitative factors in order to determine whether any events and circumstances existed which indicated that it was more likely than not that the fair value of these indefinite lived intangible assets did not exceed its carrying value and concluded no such events or circumstances existed which would require an impairment test being performed. Additionally, the Company completed its annual impairment testing of goodwill for the North American Retail operating segment, which is the reporting unit, and other indefinite lived intangible assets, not considered in the qualitative analysis, and determined that, as of March 2, 2013, no impairment existed because the fair value of these assets substantially exceeded their carrying values. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Included within other assets in the accompanying consolidated balance sheets as of March 2, 2013 and February 25, 2012 are $291.4 million and $30.9 million, respectively, for indefinite lived tradenames and trademarks.

K. Self Insurance

The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

L. Deferred Rent

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the term of the lease beginning as of the date the Company obtained possession of the leased premises. Deferred rent amounted to $80.2 million and $77.9 million as of March 2, 2013 and February 25, 2012, respectively.

Cash or lease incentives ("tenant allowances") received pursuant to certain store leases are recognized on a straight-line basis as a reduction to rent over the lease term. The unamortized portion of tenant allowances is included in deferred rent and other liabilities. The unamortized portion of tenant allowances amounted to $126.1 million and $120.1 million as of March 2, 2013 and February 25, 2012, respectively.

M. Treasury Stock

Between December 2004 and December 2012, the Company's Board of Directors authorized, through share repurchase programs, the repurchase of $7.450 billion of the Company's common stock.

During fiscal 2012, the Company repurchased approximately 16.1 million shares of its common stock at a total cost of approximately $1.001 billion. During fiscal 2011, the Company repurchased approximately 21.5 million shares of its common stock at a total cost of approximately $1.218 billion. During fiscal 2010, the Company repurchased approximately 15.9 million shares of its common stock at a total cost of approximately $687.6 million. The Company has approximately $2.4 billion remaining of authorized share repurchases as of March 2, 2013.

The Company has authorization to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.

N. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, investment securities, accounts payable and certain other liabilities. The Company's investment securities consist primarily of U.S. Treasury securities, which are stated at amortized cost, and auction rate securities, which are stated at their approximate fair value. The book value of all financial instruments is representative of their fair values (See "Fair Value Measurements," Note 5).

O. Revenue Recognition

Sales are recognized upon purchase by customers at the Company's retail stores or upon delivery for products purchased from its websites. The value of point-of-sale coupons and point-of-sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Taxes, such as sales tax, use tax and value added tax, are not included in sales.

Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates.

Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment to the sales return accrual is required due to material changes in the returns activity, the reserve will be adjusted accordingly.

P. Cost of Sales

Cost of sales includes the cost of merchandise, buying costs and costs of the Company's distribution network including inbound freight charges, distribution facility costs, receiving costs, internal transfer costs and shipping and handling costs.

Q. Vendor Allowances

The Company receives allowances from vendors in the normal course of business for various reasons including direct cooperative advertising, purchase volume and reimbursement for other expenses. Annual terms for each allowance include the basis for earning the allowance and payment terms, which vary by agreement. All vendor allowances are recorded as a reduction of inventory cost, except for direct cooperative advertising allowances which are specific, incremental and identifiable. The Company recognizes purchase volume allowances as a reduction of the cost of inventory in the quarter in which milestones are achieved. Advertising costs were reduced by direct cooperative allowances of $19.8 million, $19.5 million and $17.6 million for fiscal 2012, 2011 and 2010, respectively.

R. Store Opening, Expansion, Relocation and Closing Costs

Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

S. Advertising Costs

Expenses associated with direct response advertising are expensed over the period during which the sales are expected to occur, generally four to seven weeks, and all other expenses associated with store advertising are charged to earnings as incurred. Net advertising costs amounted to $250.6 million, $192.5 million and $198.3 million for fiscal 2012, 2011 and 2010, respectively.

T. Stock-Based Compensation

The Company measures all employee stock-based compensation awards using a fair value method and records such expense in its consolidated financial statements. The Company adopted the accounting guidance related to stock compensation on August 28, 2005 (the "date of adoption") under the modified prospective application. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards.

U. Income Taxes

The Company files a consolidated Federal income tax return. Income tax returns are also filed with each taxable jurisdiction in which the Company conducts business.

The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., in most cases such earnings would be subject to U.S. income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

V. Earnings per Share

The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock-based awards as calculated under the treasury stock method.

Stock-based awards of approximately 1.2 million, 0.9 million and 1.5 million shares were excluded from the computation of diluted earnings per share as the effect would be anti-dilutive for fiscal 2012, 2011 and 2010, respectively.

W. Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance related to testing goodwill for impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. During the fourth quarter of fiscal 2012, the Company adopted this guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In July 2012, the FASB issued updated accounting guidance related to testing indefinite lived intangible assets for impairment. This guidance permits an entity to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment analysis. This guidance is effective for annual and interim indefinite lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. During the fourth quarter of fiscal 2012, the Company adopted this guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

2. ACQUISITIONS

On June 1, 2012, the Company acquired Linen Holdings, LLC ("Linen Holdings"), a distributor of a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, food service, healthcare and other industries, for an aggregate purchase price of approximately $108.1 million. The preliminary purchase price includes approximately $24.0 million for tradenames and approximately $40.8 million for goodwill. Linen Holdings is included within the Institutional Sales operating segment. The Company is in the process of finalizing the valuation of certain assets acquired and liabilities assumed; thus, the amounts are subject to change until the anniversary of the acquisition.

Since the date of acquisition, the results of Linen Holdings' operations, which are not material, have been included in the Company's results of operations for the fiscal year ended March 2, 2013.

On June 29, 2012, the Company acquired Cost Plus, Inc. ("World Market"), a retailer selling a wide range of home decorating items, furniture, gifts, holiday and other seasonal items, and specialty food and beverages, for an aggregate purchase price of approximately $560.5 million, including the payment of assumed borrowings of $25.5 million under a credit facility. The acquisition was consummated by a wholly owned subsidiary of the Company through a tender offer and merger, pursuant to which the Company acquired all of the outstanding shares of common stock of World Market. World Market is included within the North American Retail operating segment.

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing the valuation of certain assets acquired and liabilities assumed; thus, the amounts below are subject to change until the anniversary of the acquisition.

(in millions)	As of June 29, 2012
Current assets	$ 222.0
Property and equipment and other non-current assets	135.8
Intangible assets	211.6
Goodwill	244.0
Total assets acquired	813.4
Accounts payable and other liabilities	(252.9)
Borrowings under credit facility	(25.5)
Total liabilities acquired	(278.4)
Total net assets acquired	$ 535.0

Included within intangible assets above is approximately $196.5 million for tradenames, which is not subject to amortization. The tradenames and goodwill are not expected to be deductible for tax purposes.

Since the date of acquisition, the results of World Market's operations, which are not material, have been included in the Company's results of operations for the fiscal year ended March 2, 2013 and no proforma disclosure of financial information has been presented.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(in thousands)	**March 2, 2013**	February 25, 2012
Land and buildings	**$ 488,602**	$ 316,953
Furniture, fixtures and equipment	**1,068,786**	960,565
Leasehold improvements	**1,099,991**	1,024,954
Computer equipment and software	**613,087**	504,641
	3,270,466	2,807,113
Less: Accumulated depreciation	**(1,803,799)**	(1,608,858)
Property and equipment, net	**$ 1,466,667**	$ 1,198,255

4. LINES OF CREDIT

At March 2, 2013, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of September 1, 2013 and February 28, 2014, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. During fiscal 2012 and 2011, the Company did not have any direct borrowings under the uncommitted lines of credit. As of March 2, 2013, there was approximately $11.6 million of outstanding letters of credit. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates. In addition, as of March 2, 2013, the Company maintained unsecured standby letters of credit of $76.2 million, primarily for certain insurance programs. As of February 25, 2012, there was approximately $8.5 million of outstanding letters of credit and approximately $61.3 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs.

5. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 — Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 — Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of March 2, 2013, the Company's financial assets utilizing Level 1 inputs include long term investment securities traded on active securities exchanges. The Company did not have any financial assets utilizing Level 2 inputs. Financial assets utilizing Level 3 inputs included long term investments in auction rate securities consisting of preferred shares of closed end municipal bond funds (See "Investment Securities," Note 6).

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the Company's degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability must be classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Valuation techniques used by the Company must be consistent with at least one of the three possible approaches: the market approach, income approach and/or cost approach. The Company's Level 1 valuations are based on the market approach and consist primarily of quoted prices for identical items on active securities exchanges. The Company's Level 3 valuations of auction rate securities, which had temporary valuation adjustments of approximately $2.0 million and $3.7 million as of March 2, 2013 and February 25, 2012, respectively, are based on the income approach, specifically, discounted cash flow analyses which utilize significant inputs based on the Company's estimates and assumptions. As of March 2, 2013, the inputs used in the Company's discounted cash flow analysis included current coupon rates of 0.18%, an estimated redemption period of 5 years and a discount rate of 0.99%. The discount rate was based on market rates for risk-free tax-exempt securities, as adjusted for a risk premium to reflect the lack of liquidity of these investments. Assuming a higher discount rate, a longer estimated redemption period and lower coupon rates would result in a lower fair market value. Conversely, assuming a lower discount rate, a shorter estimated redemption period and higher coupon rates would result in a higher fair market value.

The following tables present the valuation of the Company's financial assets as of March 2, 2013 and February 25, 2012, measured at fair value on a recurring basis by input level:

	As of March 2, 2013		
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total
Long term – available-for-sale securities:			
Auction rate securities	$ —	$49.0	$49.0
Long term – trading securities:			
Nonqualified deferred compensation plan assets	28.3	—	28.3
Total	$28.3	$49.0	$77.3

	As of February 25, 2012		
(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total
Short term – available-for-sale securities:			
Auction rate securities	$ —	$ 6.5	$ 6.5
Long term – available-for-sale securities:			
Auction rate securities	—	73.7	73.7
Long term – trading securities:			
Nonqualified deferred compensation plan assets	22.1	—	22.1
Total	$22.1	$80.2	$102.3

The following table presents the changes in the Company's financial assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(in millions)	Auction Rate Securities
Balance on February 25, 2012, net of temporary valuation adjustment	$ 80.2
Change in temporary valuation adjustment included in accumulated other comprehensive loss	1.6
Realized loss included in earnings[1]	(1.1)
Redemptions	(31.7)
Balance on March 2, 2013, net of temporary valuation adjustment	$ 49.0

[1] *None of the losses for the period that are included in earnings relate to assets still held on March 2, 2013.*

6. INVESTMENT SECURITIES

The Company's investment securities as of March 2, 2013 and February 25, 2012 are as follows:

(in millions)	**March 2, 2013**	February 25, 2012
Available-for-sale securities:		
Short term	**$ —**	$ 6.5
Long term	**49.0**	73.7
Trading securities:		
Long term	**28.3**	22.1
Held-to-maturity securities:		
Short term	**449.9**	749.9
Total investment securities	**$527.2**	$852.2

Auction Rate Securities

As of March 2, 2013 and February 25, 2012, the Company's available-for-sale investment securities represented approximately $51.0 million and approximately $83.9 million par value of auction rate securities, respectively, less temporary valuation adjustments of approximately $2.0 million and $3.7 million, respectively. Since these valuation adjustments are deemed to be temporary, they are recorded in accumulated other comprehensive loss, net of a related tax benefit, and did not affect the Company's net earnings. These securities at par are invested in preferred shares of closed end municipal bond funds, which are required, pursuant to the Investment Company Act of 1940, to maintain minimum asset coverage ratios of 200%. All of these available-for-sale investments carried triple-A credit ratings from one or more of the major credit rating agencies as of March 2, 2013 and February 25, 2012, and none of them are mortgage-backed debt obligations. As of March 2, 2013 and February 25, 2012, the Company's available-for-sale investments have been in a continuous unrealized loss position for 12 months or more, however, the Company believes that the unrealized losses are temporary and reflect the investments' current lack of liquidity. Due to their lack of liquidity, the Company classified approximately $49.0 million and $73.7 million of these investments as long term investment securities at March 2, 2013 and February 25, 2012, respectively. During fiscal 2012, approximately $8.5 million of these securities were redeemed at par and approximately $24.3 million were tendered at a price of approximately 95% of par value, for which the Company incurred a realized loss of approximately $1.1 million included within interest (expense) income, net in the consolidated statement of earnings for fiscal 2012.

U.S. Treasury Securities

As of March 2, 2013 and February 25, 2012, the Company's short term held-to-maturity securities included approximately $449.9 million and approximately $749.9 million, respectively, of U.S. Treasury Bills with remaining maturities of less than one year. These securities are stated at their amortized cost which approximates fair value, which is based on quoted prices in active markets for identical instruments (i.e., Level 1 valuation).

Long Term Trading Investment Securities

The Company's long term trading investment securities, which are provided as investment options to the participants of the nonqualified deferred compensation plan, are stated at fair market value. The values of these trading investment securities included in the table above are approximately $28.3 million and $22.1 million as of March 2, 2013 and February 25, 2012, respectively.

7. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

	FISCAL YEAR ENDED		
(in thousands)	**March 2, 2013**	February 25, 2012	February 26, 2011
Current:			
Federal	**$522,812**	$475,280	$426,956
State and local	**55,889**	74,438	90,689
	578,701	549,718	517,645
Deferred:			
Federal	**15,710**	28,695	(7,698)
State and local	**1,860**	1,538	(8,302)
	17,570	30,233	(16,000)
	$596,271	$579,951	$501,645

At March 2, 2013 and February 25, 2012, included in other current assets is a net current deferred income tax asset of $212.7 million and $209.4 million, respectively, and included in other assets is a net noncurrent deferred income tax asset of $36.0 million and $43.7 million, respectively. These amounts represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities consist of the following:

(in thousands)	**March 2, 2013**	February 25, 2012
Deferred tax assets:		
Inventories	**$ 33,699**	$ 33,058
Deferred rent and other rent credits	**82,123**	78,292
Insurance	**55,070**	53,607
Stock-based compensation	**33,486**	37,633
Merchandise credits and gift card liabilities	**22,683**	12,376
Accrued expenses	**81,069**	80,012
Obligations on distribution centers	**42,024**	—
Net operating loss carryforwards and other tax credits	**42,506**	—
Other	**57,129**	47,422
Deferred tax liabilities:		
Depreciation	**(40,276)**	(25,510)
Goodwill	**(42,719)**	(36,590)
Intangibles	**(78,106)**	—
Other	**(39,957)**	(27,228)
	$248,731	$253,072

At March 2, 2013, as a result of the World Market acquisition (See "Acquisitions," Note 2), the Company has federal net operating loss carryforwards of $22.3 million (tax effected), which will begin expiring in 2025, state net operating loss carryforwards of $9.3 million (tax effected), which will expire between 2012 and 2031, California state enterprise zone credit carryforwards of $9.9 million (tax effected), which have no expiration dates but require taxable income in the enterprise zone to be realizable and other tax credits of $1.0 million (tax effected).

The Company has not established a valuation allowance for the net deferred tax asset as it is considered more likely than not that it is realizable through a combination of future taxable income and the deductibility of future net deferred tax liabilities.

The following table summarizes the activity related to the gross unrecognized tax benefits from uncertain tax positions:

(in thousands)	March 2, 2013	February 25, 2012
Balance at beginning of year	$124,963	$141,869
Increase related to current year positions	24,892	23,286
Increase related to prior year positions	1,183	12,533
Decrease related to prior year positions	(36,104)	(33,191)
Settlements	(15,670)	(17,822)
Lapse of statute of limitations	(1,372)	(1,712)
Balance at end of year	$ 97,892	$124,963

At March 2, 2013, the Company has recorded approximately $17.8 million and $80.1 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $97.4 million would impact the Company's effective tax rate. At February 25, 2012, the Company has recorded approximately $1.4 million and $123.6 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $123.3 million would impact the Company's effective tax rate. As of March 2, 2013 and February 25, 2012, the liability for gross unrecognized tax benefits included approximately $18.9 million and $27.1 million, respectively, of accrued interest. The Company recorded a decrease of interest of approximately $4.9 million and an increase of interest of approximately $2.3 million for the years ended March 2, 2013 and February 25, 2012, respectively, for gross unrecognized tax benefits in the consolidated statement of earnings.

The Company anticipates that any adjustments to gross unrecognized tax benefits which will impact income tax expense, due to the expiration of statutes of limitations, could be approximately $17.0 to $18.0 million in the next twelve months. However, actual results could differ from those currently anticipated.

As of March 2, 2013, the Company operated in all 50 states, the District of Columbia, Puerto Rico, Canada and several other international countries and files income tax returns in the United States and various state, local and international jurisdictions. The Company is currently under examination by the Internal Revenue Service for tax years 2009 through 2011. The Company is also open to examination for state and local jurisdictions with varying statutes of limitations, generally ranging from three to five years.

For fiscal 2012, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.93%, provision for uncertain tax positions of 0.07% and other income tax benefits of 1.50%. For fiscal 2011, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.90%, provision for uncertain tax positions of 0.23% and other income tax benefits of 1.13%. For fiscal 2010, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.77%, provision for uncertain tax positions of 1.86% and other income tax benefits of 0.83%.

8. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

In fiscal 2002, the Company had an interest in certain life insurance policies on the lives of its Co-Chairmen and their spouses. The Company's interest in these policies was equivalent to the net premiums paid by the Company. The agreements relating to the Company's interest in the life insurance policies on the lives of its Co-Chairmen and their spouses were terminated in fiscal 2003. Upon termination in fiscal 2003, the Co-Chairmen paid to the Company $5.4 million, representing the total amount of premiums paid by the Company under the agreements and the Company was released from its contractual obligation to make substantial future premium payments. In order to confer a benefit to its Co-Chairmen in substitution for the aforementioned terminated agreements, the Company has agreed to pay to the Co-Chairmen, at a future date, an aggregate amount of $4.2 million, which is included in accrued expenses and other current liabilities as of March 2, 2013 and February 25, 2012.

9. LEASES

The Company leases retail stores, as well as distribution facilities, offices and equipment, under agreements expiring at various dates through 2041. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2012, 2011 and 2010), scheduled rent increases and renewal options. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of March 2, 2013, future minimum lease payments under non-cancelable operating leases were as follows:

Fiscal Year	Operating Leases *(in thousands)*
2013	$ 561,104
2014	514,717
2015	456,751
2016	397,763
2017	329,869
Thereafter	1,092,941
Total future minimum lease payments	$3,353,145

Expenses for all operating leases were $536.1 million, $456.2 million and $442.2 million for fiscal 2012, 2011 and 2010, respectively.

As a result of the World Market acquisition on June 29, 2012 and in addition to the amounts disclosed above, the Company assumed various capital lease obligations. As of March 2, 2013, the capital lease obligations are approximately $4.4 million, for which the current and long-term portions are included within accrued expenses and other current liabilities and deferred rent and other liabilities, respectively, in the consolidated balance sheet. Monthly lease payments are accounted for as principal and interest payments. Interest expense for all capital leases was $0.4 million for fiscal 2012. The minimum capital lease payments, including interest, by fiscal year are: $1.1 million in fiscal 2013, $0.9 million in fiscal 2014, $0.8 million in fiscal 2015, $0.8 million in fiscal 2016, $0.7 million in fiscal 2017 and $3.2 million thereafter.

As a result of the World Market acquisition on June 29, 2012 and in addition to the amounts disclosed above, the Company assumed two sale/leaseback agreements and recorded financing obligations, which approximated the discounted fair value of the minimum lease payments, had a residual fair value at the end of the lease term and are being amortized over the term of the respective agreements, including option periods, of 32 and 35 years. As of March 2, 2013, the sale/leaseback financing obligations are approximately $105.9 million, for which the current and long-term portions are included within accrued expenses and other current liabilities and deferred rent and other liabilities, respectively, in the consolidated balance sheet. Monthly lease payments are accounted for as principal and interest payments (at approximate annual interest rates of 7.2% and 10.6%). These sale/leaseback financing obligations, excluding the residual fair value at the end of the lease term, mature as follows: $0.6 million in fiscal 2013, $0.6 million in fiscal 2014, $0.7 million in fiscal 2015, $0.7 million in fiscal 2016, $0.8 million in fiscal 2017 and $78.9 million thereafter.

10. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company has five defined contribution savings plans covering all eligible employees of the Company ("the Plans"). During fiscal 2011, a 401(k) savings plan was merged into one of the Plans. Participants of the Plans may defer annual pre-tax compensation subject to statutory and Plan limitations. In addition, a certain percentage of an employee's contributions are matched by the Company and vest over a specified period of time, subject to certain statutory and Plan limitations. The Company's match was approximately $10.9 million, $9.4 million and $8.6 million for fiscal 2012, 2011 and 2010, respectively, which was expensed as incurred.

Nonqualified Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan ("NQDC") for the benefit of employees defined by the Internal Revenue Service as highly compensated. Participants of the NQDC may defer annual pre-tax compensation subject to statutory and plan limitations. In addition, a certain percentage of an employee's contributions may be matched by the Company and vest over a specified period of time, subject to certain plan limitations. The Company's match was approximately $0.5 million, $0.4 million and $0.4 million in fiscal 2012, 2011 and 2010, respectively, which was expensed as incurred.

Changes in the fair value of the trading securities related to the NQDC and the corresponding change in the associated liability are included within interest income and selling, general and administrative expenses respectively, in the consolidated statements of earnings. Historically, these changes have resulted in no impact to the consolidated statements of earnings.

Defined Benefit Plan

The Company has a non-contributory defined benefit pension plan for the CTS employees, hired on or before July 31, 2003, who meet specified age and length-of-service requirements. The benefits are based on years of service and the employee's compensation near retirement. The Company recognizes the overfunded or underfunded status of the pension plan as an asset or liability in its statement of financial position and recognizes changes in the funded status in the year in which the changes occur. For the years ended March 2, 2013, February 25, 2012 and February 26, 2011, the net periodic pension cost was not material to the Company's results of operations. The Company has a $14.4 million and $14.6 million liability, which is included in deferred rent and other liabilities as of March 2, 2013 and February 25, 2012, respectively. In addition, as of March 2, 2013 and February 25, 2012, the Company recognized a loss of $3.8 million, net of taxes of $2.5 million, and a loss of $3.9 million, net of taxes of $2.6 million, respectively, within accumulated other comprehensive loss.

11. COMMITMENTS AND CONTINGENCIES

The Company maintains employment agreements with its Co-Chairmen, which extend through June 30, 2013. The agreements provide for a base salary (which may be increased by the Board of Directors), termination payments, postretirement benefits and other terms and conditions of employment. In addition, the Company maintains employment agreements with other executives which provide for severance pay and, in some instances, certain other supplemental retirement benefits.

The Company records an estimated liability related to its various claims and legal actions arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to claims and legal actions and revises its estimated liabilities, as appropriate. The Company expects the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. The Company also cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $550.6 million, $568.6 million and $487.4 million in fiscal 2012, 2011 and 2010, respectively. In addition, the Company had interest payments of approximately $6.0 million in fiscal 2012. The amount of interest paid by the Company in fiscal 2011 was not material and the Company did not have any interest payments in fiscal 2010.

The Company recorded an accrual for capital expenditures of $37.0 million, $28.8 million and $17.8 million as of March 2, 2013, February 25, 2012 and February 26, 2011, respectively.

13. STOCK-BASED COMPENSATION

The Company measures all employee stock-based compensation awards using a fair value method and records such expense, net of estimated forfeitures, in its consolidated financial statements. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards.

Stock-based compensation expense for the fiscal year ended March 2, 2013, February 25, 2012 and February 26, 2011 was approximately $47.2 million ($30.0 million after tax or $0.13 per diluted share), $45.2 million ($28.5 million after tax or $0.12 per diluted share) and approximately $44.3 million ($27.1 million after tax or $0.10 per diluted share), respectively. In addition, the amount of stock-based compensation cost capitalized for each of the years ended March 2, 2013 and February 25, 2012 was approximately $1.3 million.

Incentive Compensation Plans

During fiscal 2012, the Company adopted the Bed Bath & Beyond 2012 Incentive Compensation Plan (the "2012 Plan"), which amended and restated the Bed Bath & Beyond 2004 Incentive Compensation Plan (the "2004 Plan"). The 2012 Plan generally incorporates the provisions of the 2004 Plan and also includes an increase in the aggregate number of common shares authorized for issuance by 14.3 million shares for a total of 43.2 million shares authorized for issuance and the ability to grant incentive stock options. Outstanding awards that were covered by the 2004 Plan will continue to be in effect under the 2012 Plan.

The 2012 Plan is a flexible compensation plan that enables the Company to offer incentive compensation through stock options (whether nonqualified stock options or incentive stock options), restricted stock awards, stock appreciation rights, performance awards and other stock based awards, including cash awards. Under the 2012 Plan, grants are determined by the Compensation Committee for those awards granted to executive officers and by an appropriate committee for all other awards granted. Awards of stock options and restricted stock generally vest in five equal annual installments beginning one to three years from the date of grant.

The Company generally issues new shares for stock option exercises and restricted stock awards. As of March 2, 2013, unrecognized compensation expense related to the unvested portion of the Company's stock options and restricted stock awards was $23.5 million and $115.4 million, respectively, which is expected to be recognized over a weighted average period of 2.8 years and 3.6 years, respectively.

Stock Options

Stock option grants are issued at fair market value on the date of grant and generally become exercisable in either three or five equal annual installments beginning one year from the date of grant for options issued since May 10, 2010, and beginning one to three years from the date of grant for options issued prior to May 10, 2010, in each case, subject, in general to the recipient remaining in the Company's employ or service on specified vesting dates. Option grants expire eight years after the date of grant for stock options issued since May 10, 2004, and expire ten years after the date of grant for stock options issued prior to May 10, 2004. All option grants are nonqualified.

The fair value of the stock options granted was estimated on the date of the grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table.

	FISCAL YEAR ENDED		
Black-Scholes Valuation Assumptions[1]	**March 2, 2013**	February 25, 2012	February 26, 2011
Weighted Average Expected Life (in years)[2]	**6.5**	6.2	6.1
Weighted Average Expected Volatility[3]	**31.07%**	30.59%	33.70%
Weighted Average Risk Free Interest Rates[4]	**1.14%**	2.34%	2.56%
Expected Dividend Yield	—	—	—

[1] *Forfeitures are estimated based on historical experience.*

[2] *The expected life of stock options is estimated based on historical experience.*

[3] *Expected volatility is based on the average of historical and implied volatility. The historical volatility is determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards. The implied volatility represents the implied volatility of the Company's call options, which are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date.*

[4] *Based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.*

Changes in the Company's stock options for the fiscal year ended March 2, 2013 were as follows:

(Shares in thousands)	Number of Stock Options	Weighted Average Exercise Price
Options outstanding, beginning of period	5,998	$38.96
Granted	503	68.57
Exercised	(1,489)	37.67
Forfeited or expired	(6)	37.38
Options outstanding, end of period	5,006	$42.32
Options exercisable, end of period	3,155	$38.20

The weighted average fair value for the stock options granted in fiscal 2012, 2011 and 2010 was $22.95, $19.65 and $17.05, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of March 2, 2013 was 3.5 years and $79.2 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of March 2, 2013 was 2.3 years and $59.1 million, respectively. The total intrinsic value for stock options exercised during fiscal 2012, 2011 and 2010 was $38.8 million, $101.5 million and $50.5 million, respectively.

Net cash proceeds from the exercise of stock options for fiscal 2012 were $56.4 million and the net associated income tax benefit was $18.2 million.

Restricted Stock

Restricted stock awards are issued and measured at fair market value on the date of grant and generally become vested in five equal annual installments beginning one to three years from the date of grant, subject, in general, to the recipient remaining in the Company's employ or service on specified vesting dates. Vesting of restricted stock awarded to certain of the Company's executives is dependent on the Company's achievement of a performance-based test for the fiscal year of grant and, assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on specified vesting dates. The Company recognizes compensation expense related to these awards based on the assumption that the performance-based test will be achieved. Vesting of restricted stock awarded to the Company's other employees is based solely on time vesting.

Changes in the Company's restricted stock for the fiscal year ended March 2, 2013 were as follows:

(Shares in thousands)	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Unvested restricted stock, beginning of period	4,421	$39.54
Granted	809	68.00
Vested	(984)	35.68
Forfeited	(183)	43.17
Unvested restricted stock, end of period	4,063	$45.98

14. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)	FISCAL 2012 QUARTER ENDED			
	May 26, 2012	August 25, 2012	November 24, 2012	March 2, 2013
Net sales	$2,218,292	$2,593,015	$2,701,801	$3,401,477
Gross profit	887,199	1,032,669	1,074,010	1,394,877
Operating profit	313,398	365,137	361,649	598,034
Earnings before provision for income taxes	312,342	365,406	358,527	597,784
Provision for income taxes	105,506	141,076	125,777	223,912
Net earnings	$ 206,836	$ 224,330	$ 232,750	$ 373,872
EPS-Basic[(1)]	$ 0.90	$ 0.99	$ 1.04	$ 1.70
EPS-Diluted[(1)]	$ 0.89	$ 0.98	$ 1.03	$ 1.68

(in thousands, except per share data)	FISCAL 2011 QUARTER ENDED			
	May 28, 2011	August 27, 2011	November 26, 2011	February 25, 2012
Net sales	$2,109,951	$2,314,064	$2,343,561	$2,732,314
Gross profit	857,572	950,999	958,693	1,163,669
Operating profit	288,948	371,636	357,020	550,765
Earnings before provision for income taxes	289,500	369,764	356,418	553,806
Provision for income taxes	108,922	140,392	127,874	202,763
Net earnings	$ 180,578	$ 229,372	$ 228,544	$ 351,043
EPS-Basic[(1)]	$ 0.74	$ 0.94	$ 0.96	$ 1.50
EPS-Diluted[(1)]	$ 0.72	$ 0.93	$ 0.95	$ 1.48

[(1)] *Net earnings per share ("EPS") amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 2, 2013 and February 25, 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended March 2, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of March 2, 2013 and February 25, 2012, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended March 2, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bed Bath & Beyond Inc.'s internal control over financial reporting as of March 2, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Short Hills, New Jersey
April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited Bed Bath & Beyond Inc. and subsidiaries' (the "Company") internal control over financial reporting as of March 2, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting, appearing in Item 9A, Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 2, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Bed Bath & Beyond Inc. acquired Linen Holdings, LLC on June 1, 2012 and Cost Plus, Inc. on June 29, 2012 (the "Acquired Companies"), and management excluded from its assessment of the effectiveness of Bed Bath & Beyond Inc.'s internal control over financial reporting as of March 2, 2013, the Acquired Companies' internal control over financial reporting associated with total assets of $839.1 million (of which $533.1 million represented goodwill and intangible assets included within the scope of the assessment) and total net sales of $840.4 million included in the consolidated financial statements of Bed Bath & Beyond Inc. as of and for the fiscal year ended March 2, 2013. Our audit of internal control over financial reporting of Bed Bath & Beyond Inc. also excluded an evaluation of the internal control over financial reporting of the Acquired Companies.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of March 2, 2013 and February 25, 2012, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows and the related financial statement schedule for each of the fiscal years in the three-year period ended March 2, 2013, and our report dated April 30, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Short Hills, New Jersey
April 30, 2013

Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

PROXY STATEMENT

These proxy materials are delivered in connection with the solicitation by the Board of Directors of Bed Bath & Beyond Inc. (the "Company", "we", or "us"), a New York corporation, of proxies to be voted at our 2013 Annual Meeting of Shareholders and at any adjournment or adjournments.

QUESTIONS ABOUT THE MEETING AND THESE PROXY MATERIALS

This Proxy Statement, the proxy card and our 2012 Annual Report are being mailed starting May 29, 2013. The information regarding stock ownership and other matters in this Proxy Statement is as of the record date, May 3, 2013, unless otherwise indicated.

What may I vote on?

You may vote on the following proposals:

- election of nine directors to hold office until the Annual Meeting in 2014 (Proposal 1);
- ratification of the appointment of KPMG LLP as independent auditors for the fiscal year ending March 1, 2014 ("fiscal 2013") (Proposal 2); and
- consider the approval, by non-binding vote, of the 2012 compensation paid to the Company's named executive officers (commonly known as a "say-on-pay" proposal) (Proposal 3).

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF THE NINE DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF AUDITORS AND FOR THE SAY-ON-PAY PROPOSAL.

Who may vote?

Shareholders of record of the Company's common stock at the close of business on May 3, 2013 are entitled to receive this notice and to vote their shares at the Annual Meeting. As of that date, there were 218,586,230 shares of common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

How do I vote?

The Company encourages you to use the electronic means available to you to vote your shares. How you vote will depend on how you hold your shares of Bed Bath & Beyond Inc. stock.

Shareholder of Record

If your shares are registered directly in your name with Bed Bath & Beyond Inc.'s transfer agent, American Stock Transfer & Trust Company, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2012 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy.

There are three ways you can do so:

- **Vote by Internet — www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the website.

- **Vote by phone — 1-800-690-6903**

Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call.

- **Vote by mail**

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided, or return it to Bed Bath & Beyond Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Voting by any of these methods will not affect your right to attend the Annual Meeting and vote in person. However, for those who will not be voting at the Annual Meeting in person, your final voting instructions must be received by no later than 11:59 p.m. on June 27, 2013.

Beneficial Owner

Most shareholders of Bed Bath & Beyond Inc. hold their shares through a stockbroker, bank or other nominee, rather than directly in their own name. If you hold your shares in one of these ways, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote. Your broker or nominee has enclosed a voting instruction form for you to use in directing the broker or nominee on how to vote your shares. If you hold your shares through a New York Stock Exchange member brokerage firm, such member brokerage firm has the discretion to vote shares held on your behalf with respect to the appointment of the Company's auditors, but not with respect to the election of directors or the say-on-pay proposal, as more fully described under "What is a broker 'non-vote'?".

Can I change my vote?

Yes. If you are the shareholder of record, you may revoke your proxy before it is exercised by doing any of the following:

- sending a letter to the Company stating that your proxy is revoked;
- signing a new proxy and sending it to the Company; or
- attending the Annual Meeting and voting by ballot.

Beneficial owners should contact their broker or nominee for instructions on changing their vote.

How many votes must be present to hold the Annual Meeting?

A "quorum" is necessary to hold the Annual Meeting. A quorum is a majority of the votes entitled to be cast by the shareholders entitled to vote at the Annual Meeting. They may be present at the Annual Meeting or represented by proxy. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum, but are not counted for purposes of determining any of the proposals to be voted on.

How many votes are needed to approve the proposals?

At the 2013 Annual Meeting of Shareholders, a "FOR" vote by a majority of votes cast is required for the election of directors, to ratify the selection of KPMG LLP as the Company's independent auditors for fiscal 2013 and to approve, by non-binding vote the say-on-pay proposal.

A "FOR" vote by a "majority of votes cast" means that the number of shares voted "FOR" exceeds the number of votes "AGAINST." Abstentions and broker non-votes shall not constitute votes "FOR" or votes "AGAINST."

What is an abstention?

An abstention is a properly signed proxy card which is marked "abstain."

What is a broker "non-vote"?

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under current applicable rules, Proposal 2 is a "discretionary" item upon which New York Stock Exchange member brokerage firms that hold shares as nominee may vote on behalf of the beneficial owners if such beneficial owners have not furnished voting instructions by the tenth day before the Annual Meeting.

However, New York Stock Exchange member brokerage firms that hold shares as nominee may not vote on behalf of the beneficial owners on the following proposals unless you provide voting instructions: Proposal 1, the election of directors and Proposal 3, the say-on-pay proposal. Therefore, if your shares are held by such nominee, please instruct your broker regarding how to vote your shares on each of these proposals. This will ensure that your shares are counted with respect to each of these proposals.

Will any other matters be acted on at the Annual Meeting?

If any other matters are properly presented at the Annual Meeting or any adjournment, the persons named in the proxy will have discretion to vote on those matters. As of March 23, 2013, which is the date by which any proposal for consideration at the Annual Meeting submitted by a shareholder must have been received by the Company to be presented at the Annual Meeting, and as of the date of this Proxy Statement, we did not know of any other matters to be presented at the Annual Meeting.

Who pays for this proxy solicitation?

The Company will pay the expenses of soliciting proxies. In addition to solicitation by mail, proxies may be solicited in person or by telephone or other means by directors or associates of the Company. The Company has engaged D.F. King & Co., Inc., for a fee to be determined, to assist in the solicitation of proxies. The Company will reimburse brokerage firms and other nominees, custodians and fiduciaries for costs incurred by them in mailing proxy materials to the beneficial owners of shares held of record by such persons.

Whom should I call with other questions?

If you have additional questions about this Proxy Statement or the Annual Meeting or would like additional copies of this document or our 2012 Annual Report on Form 10-K, please contact: Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, NJ 07083, Attention: Investor Relations Dept., Telephone: (908) 688-0888.

ELECTION OF DIRECTORS (PROPOSAL 1)

How is the Board of Directors structured and who has been nominated?

The Board of Directors, upon recommendation of its Nominating and Corporate Governance Committee, has nominated for reelection as directors, for a one year term expiring at the 2014 Annual Meeting, each of the current members of the Board.

Information concerning our directors as of the record date, and the key experience, qualifications and skills they bring to our Board, is provided below.

Warren Eisenberg, 82, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Eisenberg served as Chairman from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Leonard Feinstein, 76, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Feinstein served as President from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Messrs. Eisenberg and Feinstein remain active as part of the senior leadership of the Company and bring to the Board, among other benefits, their experience in building the Company during its 42-year history and their overall experience in the retail industry, in each case for over 50 years.

Steven H. Temares, 54, currently serves as Chief Executive Officer of the Company. He was President and Chief Executive Officer from 2003 to 2006 and was President and Chief Operating Officer from 1999 to 2003. Mr. Temares joined the Company in 1992 and has served as a director since 1999. Mr. Temares has been part of the leadership of the Company throughout its entire history as a public company.

Dean S. Adler, 56, is a Co-Founder and Chief Executive Officer of Lubert-Adler Partners, L.P., a private real estate investment firm. He has served as a Principal of Lubert-Adler Partners, L.P. for over ten years. He has been a director of the Company since 2001. During the last six years, Mr. Adler also served as a director of Developers Diversified Realty Corp., a shopping center real estate investment trust, and Electronics Boutique, Inc., a mall retailer. Mr. Adler has wide experience and involvement in commercial real estate including, in particular, retail real estate.

Stanley F. Barshay, 73, has served in a variety of senior executive positions at consumer healthcare companies. He served as Executive Vice President of Merck & Co. (formerly Schering-Plough Corporation) and President of its Consumer Health Care Division from November 2009 until his retirement on April 1, 2010; prior to November 2009, Mr. Barshay was Chairman, Consumer Health Care, at Schering-Plough Corporation since June 2003. For many years, Mr. Barshay served in a variety of senior executive positions at American Home Products (now part of Pfizer). He has been a director of the Company since 2003. Among other things, Mr. Barshay brings to the Board specialized knowledge about the marketing of consumer goods, and in particular health and beauty care products.

Klaus Eppler, 82, has been a pensioned partner in the law firm of Proskauer Rose LLP, counsel to the Company, since 2001. Mr. Eppler was an equity partner of Proskauer Rose LLP from 1965 to 2001, when he ceased active partnership with responsibilities for clients. He has been a director of the Company since 1992 and has served as outside Lead Director since 2002. Mr. Eppler is also a director of Ascena Retail Group, Inc., an apparel retailer. Mr. Eppler has served as a director of one or more retailers continuously for over 35 years. Throughout his career as a practicing attorney, he represented numerous public companies or their boards of directors, including many retail companies. Mr. Eppler brings to the Board his experience with a wide variety of retailers.

Patrick R. Gaston, 55, has been President of the Western Union Foundation, which supports education and disaster relief efforts throughout the world with the support of the Western Union Company, since January 2013. From January to December 2012, he was the CEO of Gastal Networks, LLC, a consulting firm specializing in corporate social responsibility initiatives. From January to December 2011, he served a one-year term as Executive in Residence and Senior Advisor with the Clinton Bush Haiti Fund to support the rebuilding efforts in Haiti. Until January 2011, Mr. Gaston was President of the Verizon Foundation since 2003. Prior to assuming that position, Mr. Gaston held a variety of management positions at Verizon Communications Inc. and its predecessors since 1984, including positions in operations, marketing, human resources, strategic planning and government relations. He has been a director of the Company since 2007. Among other things, Mr. Gaston brings to the Board experience with respect to very large and complex public companies as well as extensive experience with other local, national and international organizations through his non-profit work.

Jordan Heller, 52, has been President of Heller Wealth Advisors LLC, a provider of financial advisory services, since 2008. Mr. Heller was previously a partner with The Schonbraun McCann Group LLP from 2005 to 2008. Prior to joining The Schonbraun McCann Group, Mr. Heller was a Managing Director at American Economic Planning Group. He has been a director of the Company since 2003. Among other things, Mr. Heller brings to the Board experience in and knowledge of various financial matters. He is a certified public accountant, chartered financial analyst and Certified Financial Planner™, and serves as an "audit committee financial expert" on the Company's Audit Committee.

Victoria A. Morrison, 60, has been the Executive Vice President & General Counsel of Edison Properties, LLC, a diversified real estate company, since 2007. Ms. Morrison was previously practicing law as a partner in the law firm of Riker, Danzig, Scherer, Hyland & Perretti LLP since 1986. She has been a director of the Company since 2001. Among other things, Ms. Morrison brings to the Board experience in and knowledge of real estate law and transactions.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE NINE NOMINEES AS DIRECTORS.

OTHER BOARD OF DIRECTORS INFORMATION

How many times did the Board of Directors meet last year?

The Board of Directors held eleven meetings during the fiscal year ended March 2, 2013 ("fiscal 2012").

Director Attendance

Each director of the Company attended more than 90% of the total number of meetings of the Board of Directors and committees on which he or she served. The Company encourages, but does not require, the directors to attend the Company's Annual Meeting of Shareholders. All of the Company's current directors attended the 2012 Annual Meeting of Shareholders.

How were directors compensated for fiscal 2012?

The following table provides compensation information for each member of our Board of Directors during fiscal 2012, other than Warren Eisenberg, Leonard Feinstein and Steven H. Temares, each of whom is a named executive officer of the Company and none of whom received any additional compensation for his service as a director of the Company.

Annual director fees for fiscal 2012 were $100,000. In addition, directors serving on standing committees of the Board of Directors were paid as follows: an additional $10,000 for Audit Committee members, an additional $7,500 for Compensation Committee members, and (other than for the Lead Director) an additional $5,000 for Nominating and Corporate Governance Committee members. The Lead Director received an additional $15,000 for acting in that capacity. Director fees are paid on a quarterly basis. Directors have the right to elect to receive all or fifty percent of their fees in stock or cash. In addition to the fees above, each director received an automatic grant of restricted stock under the Company's 2012 Incentive Compensation Plan with a fair market value on the date of the Company's Annual Meeting of Shareholders during such fiscal year (the average of the high and low trading prices on such date) equal to $90,000, such restricted stock to vest on the first trading day following the expiration of any applicable blackout period following the last day of the fiscal year of grant provided that the director remains in office until the last day of the fiscal year. The following table provides director compensation information for fiscal 2012.

Director Compensation Table for Fiscal 2012

As described more fully below, the following table summarizes the annual cash compensation for the non-employee directors as members of our Board of Directors during fiscal 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Dean S. Adler	107,500 (2)	90,000 (1)	197,500
Stanley F. Barshay	115,000 (3)	90,000 (1)	205,000
Klaus Eppler	122,500	90,000 (1)	212,500
Patrick R. Gaston	110,000 (2)	90,000 (1)	200,000
Jordan Heller	110,000	90,000 (1)	200,000
Victoria A. Morrison	112,500	90,000 (1)	202,500

(1) Represents the value of 1,478 restricted shares of common stock of the Company granted under the Company's 2012 Incentive Compensation Plan at fair market value on the date of the Company's 2012 Annual Meeting of Shareholders ($60.93 per share, the average of the high and low trading prices on June 22, 2012), such restricted stock to vest on the first trading day following the expiration of any applicable blackout period following the last day of the fiscal year of grant provided that the director remains in office until the last day of the fiscal year. The 1,478 restricted shares of common stock represent the aggregate number of stock awards outstanding for each director as of March 2, 2013.

(2) Fifty percent of these director fees were paid in shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) based on the fair market value per share on the second business day following the announcement of the Company's financial results for its fiscal third quarter, which was $55.65 per share, the average of the high and low trading prices on December 21, 2012.

(3) This director fee was paid in shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) as described in footnote (2).

Director Independence

The Board of Directors, upon the advice of the Nominating and Corporate Governance Committee, has determined that each of Ms. Morrison and Messrs. Adler, Barshay, Eppler, Gaston and Heller are "independent directors" under the independence standards set forth in NASDAQ Listing Rule 5605(a)(2). This determination was based on the fact that each of these directors is not an executive officer or employee of the Company or has any other relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board of Directors' independence determination is analyzed annually in both fact and appearance to promote arms-length oversight. In making its independence determination this year, the Board of Directors considered relationships and transactions since the beginning of its 2012 fiscal year. The Board of Directors' independence determinations included reviewing the following two relationships, and a determination that the relationships and the amounts involved, in each case, were immaterial. Mr. Eppler is a (non-equity) pensioned partner of Proskauer Rose LLP. In 2001, he ceased active partnership with responsibilities for clients. The firm receives fees for legal services from the Company which represented a fraction of 1% of the revenues of Proskauer Rose LLP. Mr. Adler is a principal or executive officer of several private equity funds, each with broad commercial real estate holdings. One such fund has among its investments interests in entities which hold retail properties, and portions of one such property are under lease to the Company or subsidiaries for the operation of two of the over 1,400 stores operated by the Company. The interest of this fund in the rentals from the two stores represented a fraction of 1% of the rental income of the funds of which Mr. Adler is a principal or executive officer.

As the Board determined, in both cases, that the relationships and the amounts involved were immaterial, the Board does not believe that the relationships or transactions might reasonably impair the ability of the directors to act in shareholders' best interests.

Who has been appointed as the Auditors?

The Audit Committee has appointed KPMG LLP to serve as our independent auditors for fiscal 2013, subject to ratification by our shareholders. Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They will also have the opportunity to make a statement if they desire to do so. If the proposal to ratify their appointment is not approved, other certified public accountants will be considered by the Audit Committee. Even if the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year if it believes that such a change would be in the best interest of the Company and its shareholders.

What were the fees incurred by the Company for professional services rendered by and products purchased from KPMG LLP?

The fees incurred by the Company for professional services rendered by and products purchased from KPMG LLP for fiscal 2012 and the fiscal year ended February 25, 2012 ("fiscal 2011") were as follows:

	2012	2011
Audit Fees	$1,481,000	$1,200,000
Audit-Related Fees	7,500	—
Tax Fees	59,000	67,000
All Other Fees	3,000	—
	$1,550,500	$1,267,000

In fiscal 2012 and fiscal 2011, in accordance with the SEC's definitions and rules, "audit fees" included fees associated with the annual audit of the Company's financial statements, the assessment of the Company's internal control over financial reporting as integrated with the annual audit of the Company's financial statements and the quarterly reviews of the financial statements included in its Form 10-Q filings. In fiscal 2012, "audit fees" also included fees for additional procedures required due to the acquisitions of Linen Holdings, LLC and Cost Plus, Inc. and "audit-related fees" included fees for procedures required due to a Form S-8 registration statement. In fiscal 2012 and fiscal 2011, "tax fees" included fees associated with tax planning, tax compliance (including review of tax returns) and tax advice (including tax audit assistance). The Audit Committee has concluded that the provision of the foregoing services is compatible with maintaining KPMG LLP's independence. In addition to fees for audit and non-audit services, the Company paid a subscription fee for a KPMG sponsored research product, reflected above in the "all other fees."

In accordance with the Audit Committee charter, the Audit Committee must pre-approve all audit and non-audit services provided to the Company by its outside auditor. To the extent permitted by applicable laws, regulations and NASDAQ rules, the Committee may delegate pre-approval of audit and non-audit services to one or more members of the Committee. Such member(s) must then report to the full Committee at its next scheduled meeting if such member(s) pre-approved any audit or non-audit services.

In fiscal 2012 and fiscal 2011, all (100%) audit and non-audit services were pre-approved in accordance with the Audit Committee charter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR FISCAL 2013.

AUDIT COMMITTEE REPORT

The Board of Directors has determined that the membership of the Audit Committee meets the SEC and NASDAQ independence and experience requirements. The Board of Directors has also determined that Mr. Heller qualifies as an "audit committee financial expert."

The Audit Committee discussed the auditors' review of quarterly financial information with the auditors prior to the release of that information and the filing of the Company's quarterly reports with the SEC; the Audit Committee also met and held discussions with management and the independent auditors with respect to the audited year end financial statements.

Further, the Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, and as adopted by the Public Company Oversight Board in Rule 3200T, received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed with the auditors the auditors' independence. The Committee also discussed with the auditors and the Company's financial management matters related to the Company's internal control over financial reporting. Based on these discussions and the written disclosures received from the independent auditors, the Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended March 2, 2013, filed with the SEC on April 30, 2013.

This audit committee report is not deemed filed under the Securities Act of 1933 or the Securities Exchange Act of 1934 and is not incorporated by reference into any filings that the Company may make with the SEC.

AUDIT COMMITTEE

Stanley F. Barshay

Patrick R. Gaston

Jordan Heller

EXECUTIVE OFFICERS

Set forth below is information concerning our executive officers as of May 3, 2013.

Name	Age	Position
Warren Eisenberg	82	Co-Chairman and Director
Leonard Feinstein	76	Co-Chairman and Director
Steven H. Temares	54	Chief Executive Officer and Director
Arthur Stark	58	President and Chief Merchandising Officer
Eugene A. Castagna	47	Chief Financial Officer and Treasurer
Matthew Fiorilli	56	Senior Vice President – Stores

The biographies for Messrs. Eisenberg, Feinstein and Temares are set forth above under Election of Directors (Proposal 1). Biographies for our other executive officers are as follows:

Arthur Stark has been President and Chief Merchandising Officer since 2006. Mr. Stark has served as Chief Merchandising Officer since 1999 and was a Senior Vice President from 1999 to 2006. Mr. Stark joined the Company in 1977.

Eugene A. Castagna has been Chief Financial Officer and Treasurer since 2006. Mr. Castagna served as Assistant Treasurer from 2002 to 2006 and as Vice President — Finance from 2000 to 2006. Mr. Castagna is a certified public accountant and joined the Company in 1994.

Matthew Fiorilli has been Senior Vice President – Stores since 1999. Mr. Fiorilli joined the Company in 1973.

In addition to Messrs. Stark, Castagna and Fiorilli, the following officers (who are not considered to be executive officers under the Exchange Act) also report directly to Mr. Temares: Barry Feld, Chief Executive Officer — Cost Plus, Inc., Scott Hames, Vice President — Marketing and Analytics, Richard McMahon, Chief Strategy Officer and Vice President — Corporate Operations and President — BBB Canada Ltd., Allan N. Rauch, Vice President — Legal and General Counsel, and G. William Waltzinger, Jr., Vice President — Corporate Development and President — Harmon Stores, Inc.

Compensation Discussion and Analysis

The following is a discussion and analysis of our compensation programs as they apply to the Company's principal executive officer, principal financial officer and the three most highly compensated executive officers of the Company (other than its principal executive officer and principal financial officer) for fiscal 2012 ("named executive officers") whose compensation information is presented in the Summary Compensation Table and other tables following this discussion and analysis.

Overview of Executive Compensation

Since becoming a public company over 20 years ago, the Company has been engaged in an ongoing expansion program involving principally the opening of new stores, the expansion or relocation of existing stores, and the continuous review of strategic acquisitions. Recently the Company embarked on several initiatives, including initiatives designed to create an enhanced omni channel experience for its customers. In addition, during the early months of fiscal 2012, the Company's executives negotiated and then consummated several acquisitions, including a retailer selling a wide range of home decorating items, furniture, gifts, holiday and other seasonal items and specialty food and beverages; and a distributor of a variety of textile products, amenities and other goods to institutional customers. The Compensation Committee's determinations regarding executive compensation for fiscal 2012 were made in the context of these initiatives which added substantially to the size and scope of the Company's operations.

The Company has experienced strong growth and financial stability in the 42 years of its existence and, in particular, in the years since it became a public company in 1992. The Company believes that a key factor in this performance has been the stability of its executive team. Including Warren Eisenberg and Leonard Feinstein, the Company's Co-Chairmen and Co-Founders, each of whom has served the Company's business for over 40 years, the Company's executive officers have an average tenure with the Company of over 30 years. The Company's policy is to seek whenever possible, at all levels, to promote from within and to compensate executives in a manner designed to promote the long-term success of the organization. Thus, the Company has been managed by a cohesive group of executives most of whom have worked together, and contributed to the Company's success, for many years.

The Compensation Committee's principal objective is to develop and implement compensation policies to retain this successful executive group, while at the same time aligning the executives' compensation with the Company's performance and enhancements to shareholder value. The cash compensation levels for our named executive officers (our Co-Chairmen, Chief Executive Officer, President and Chief Financial Officer) and the other executive officers whose compensation is determined by the Compensation Committee are within or near market range principally because their sole cash compensation is salary; the Company has no bonus program for these executives or the other executives whose compensation is determined by the Compensation Committee. The Compensation Committee places greater emphasis on equity compensation, consisting of stock options and restricted stock. Further, the Company's equity compensation programs include substantial time vesting provisions which provide greater incentives for the executives to remain with the Company and to focus on the Company's performance over an extended period. Consequently, as a group, the Company's named executive officers had approximately 67% of their total compensation for fiscal 2012 in the form of equity awards vesting over, in most cases, a period of five years.

The Compensation Committee's determinations regarding total executive compensation for fiscal 2012, made in the spring of 2012, took into account, among other things, the following:

- Net sales in fiscal 2011 increased approximately 8.5% to $9.500 billion from $8.759 billion in fiscal 2010 and net earnings per diluted share in fiscal 2011 increased 32% to $4.06 from $3.07 in fiscal 2010.
- From fiscal 2009 through the end of fiscal 2011, the Company had an average annual growth in net sales of 9.6% and an average annual growth in net earnings per diluted share of 35.3%.
- From fiscal 2009 through fiscal 2011, the Company had returned approximately 64%, or approximately $2.0 billion, of its cash flow from operations to its shareholders through the Company's share repurchase programs.
- Since the initial public offering of its common stock in 1992 through the end of fiscal 2011, the Company experienced an average annual growth rate in net sales of 22.0% and an average annual growth in net earnings per diluted share of 24.8%.

The Compensation Committee also believes that the following, which includes information that became available after the Committee's determinations in the spring of 2012, is relevant to shareholders in assessing the Company's performance as it relates to total executive compensation:

- For fiscal 2012, the Company reported net earnings per diluted share of $4.56 ($1.038 billion), a 12% increase over fiscal 2011, on net sales of $10.915 billion.
- As of March 2, 2013, at the end of the fiscal year during which approximately $643 million was utilized in strategic acquisitions, approximately $1.0 billion was returned to shareholders through share repurchases and $315 million was invested in capital expenditures, the Company's balance sheet included approximately $1.1 billion of cash and cash equivalents and investment securities.
- Since the initial public offering of its common stock in 1992 through the end of fiscal 2012, the Company's stock price has increased at an average annual rate of 20.9%.

In making its determinations regarding executive compensation for fiscal 2012, the Compensation Committee solicited input from the Co-Chairmen when considering decisions concerning the compensation of the Chief Executive Officer, and input from the Co-Chairmen and the Chief Executive Officer when considering decisions concerning the compensation of the other named executive officers and any other executive whose compensation the Compensation Committee determines. The Committee generally accepted the recommendations of the Co-Chairmen, who are the Co-Founders of the Company, who have been continuously involved in the affairs of the Company since its organization in 1971, and who continue to have substantial interests as shareholders.

Based on the recommendations and data from James F. Reda & Associates, a division of Gallagher Benefit Services, Inc. ("JFR"), the independent compensation consultant retained by the Compensation Committee, and other factors, and in light of the Company's strong financial results for fiscal 2011 (as described above), and the growth in the size and scope of the Company, the Compensation Committee determined that the named executive officers of the Company should receive the total compensation packages for fiscal 2012, as further described below.

Compensation Philosophy and Objectives

The Compensation Committee has developed and implemented compensation policies, plans and programs to provide competitive compensation opportunities to the executives whose compensation is determined by the Compensation Committee. The Compensation Committee considers the total compensation package (earned or potentially available, including benefits) in establishing each element of compensation.

The policies, plans and programs are designed to meet the following objectives:

- Retain the executives who are part of the Company's executive team and attract highly qualified executives when new executives are required
- Be competitive with other major U.S. peer retail companies
- Reward corporate and individual performance
- Align the interests of executives and shareholders
- Promote the balance of annual and long-term results

The Company believes that its compensation policies, plans and programs have no material adverse effect on the Company's enterprise risk.

Role of the Compensation Committee

The Compensation Committee provides overall guidance for the Company's executive compensation policies and determines the amounts and elements of compensation for its named executive officers as well as for certain other key executives. No executive is present during voting or deliberations with respect to matters relating to such executive's compensation. The Compensation Committee charter, which describes the Compensation Committee's function, responsibilities and duties, is available on our website at www.bedbathandbeyond.com under the Investor Relations section.

The Compensation Committee consists of three members of our Board of Directors, all of whom are "independent" as defined by the NASDAQ listing standards and the applicable tax and securities rules and regulations. The Compensation Committee members during fiscal 2012 were Ms. Morrison and Messrs. Adler and Eppler. In fiscal 2013, Mr. Barshay replaced Mr. Eppler on this committee. The Compensation Committee meets on a regular basis for various reasons as outlined in its charter.

Use of Outside Advisors

In making its determinations with respect to executive compensation, the Compensation Committee has periodically engaged the services of compensation consultants. The Compensation Committee has the authority to retain, terminate and set the terms of the Company's relationship with any consultants and other outside advisors who assist the Compensation Committee in carrying out its responsibilities. In connection with making its determinations regarding executive compensation for fiscal 2012 and for several prior years, the Compensation Committee retained JFR to conduct a compensation review for the named executive officers and certain other executives. JFR has not served the Company in any capacity except as consultants to the Compensation Committee. The Compensation Committee also receives advice and assistance from the law firm of Chadbourne & Parke LLP, which has acted as counsel only to the Company's independent directors and its Board committees. The Compensation Committee has assessed the independence of JFR and Chadbourne & Parke LLP pursuant to the SEC rules and concluded that no conflict of interest exists that will prevent them from being independent consultants to the Compensation Committee.

Methodology

Under the direction of the Compensation Committee, the compensation review in each year included a peer group competitive market review and total compensation recommendations by JFR. The peer group developed by JFR upon which it based its recommendations for fiscal 2010 and 2011 consisted of 18 companies that included direct competitors and retailing companies with a chairman among its named executive officers, who is also a founder. For fiscal 2012, JFR developed and recommended a revised peer group consisting of 23 companies. The revised peer group consists of companies of a size range based on revenue more closely aligned with the Company's revenue. Four companies were removed from the prior 18 company group and nine companies of similar size to the Company were added, all of them in the retail industry. The 23 company peer group consists of the following companies:

Advance Auto Parts, Inc.
AutoZone, Inc.
Barnes & Noble, Inc.
Dicks Sporting Goods, Inc.
Dillards, Inc.
DSW Inc.
Family Dollar Stores, Inc.
Foot Locker, Inc.
GameStop Corp.
The Gap Inc.
Kohl's Corporation
Limited Brands, Inc.
Macy's, Inc.
Nordstrom, Inc.
O'Reilly Automotive, Inc.
J.C. Penny Company, Inc.
PetSmart, Inc.
Pier 1 Imports, Inc.
Ross Stores, Inc.
Saks Incorporated
Starbucks Corporation
The TJX Companies, Inc.
Williams-Sonoma, Inc.

The four companies removed from the prior peer group as not within the Company's size range are:

The Bon-Ton Stores Inc.
The Jones Group Inc.
Stein Mart, Inc.
Target Corporation

The methodology used by JFR also included reviewing available data based on the Company's industry, revenue size and financial performance. The peer group analyses prepared by JFR used public company proxy statements, third party industry compensation surveys and other publicly available information. The revision and expansion of the peer group from the peer group used in the prior years did not result in an increase of the percentile rank of the compensation approved for fiscal 2012 compared to the percentile rank if the 18 company peer group had been applied.

The compensation approved by the Compensation Committee for each of Messrs. Eisenberg, Feinstein and Temares for fiscal 2012 was determined by the Compensation Committee taking into account recommendations of and certain data received from JFR and, in the case of Mr. Temares, the recommendations of the Co-Chairmen. The compensation approved by the

Compensation Committee for the named executive officers, other than the Co-Chairmen and Mr. Temares, for fiscal 2012 was determined by the Compensation Committee, taking into account the recommendations of the Co-Chairmen, Chief Executive Officer and JFR and certain data the Compensation Committee requested from JFR.

In making its determinations for fiscal 2012, the Compensation Committee engaged JFR to conduct a compensation review for all executive officers, including the named executive officers and for certain other executives. Under the direction of the Compensation Committee and in connection with this review, JFR benchmarked the named executive officers' total compensation and separately their cash compensation against data from the 23 company peer group. As previously noted, JFR also benchmarked the named executive officers' total compensation and separately cash compensation, against data from the 18 company peer group. In light of the Company's continued strong financial results for fiscal 2011, and the growth and increasing complexity of the Company's operations, the Compensation Committee determined, early in fiscal 2012, that all of the executive officers of the Company, other than the Co-Chairmen, should receive increases in their total compensation packages for fiscal 2012.

Elements of Compensation

The Company seeks to provide total compensation packages to its associates, including its named executive officers, which implement its compensation philosophy. The components of the Company's compensation programs are base salary, equity compensation (consisting of stock options and restricted stock awards), retirement and other benefits (consisting of health plans, a limited 401(k) plan match and a nonqualified deferred compensation plan) and perquisites. The Company places greater emphasis in the compensation packages for named executive officers on equity incentive compensation rather than cash compensation in order to align compensation more closely with performance results and the creation of shareholder value. The Company does not have a cash bonus program for executive officers.

Base Salary

The Company pays base salaries to provide its named executive officers with current, regular compensation that is appropriate for their position, experience and responsibilities. Changes in base salary, if any, are effective in May of each fiscal year. The Company believes that cash compensation levels for its named executive officers are within or below market range as the Company places greater emphasis on equity compensation.

Equity Compensation

The Company's overall approach to equity compensation is to make equity awards comprised of a combination of stock options and performance-based restricted stock to all executive officers, including the named executive officers, and a small number of other executives. The Company's allocation between these two forms of equity awards considers the retention component and the role of the executive in the enhancement of shareholder value. For the named executive officers other than the Chief Executive Officer and the Co-Chairmen, the allocation is more weighted toward performance-based restricted stock in light of this retention component, yet provides a grant of stock options recognizing the role of these executives in the enhancement of shareholder value. For the Co-Chairmen, the allocation reflects that each of them owns in excess of 1% of the outstanding common stock of the Company. For the Chief Executive Officer, the more even allocation of equity awards between performance-based restricted stock and stock options is based on the view that stock options reward executives more directly for enhancing shareholder value and, therefore, as the executive primarily responsible for that enhancement, the Chief Executive Officer should have a greater proportion of his equity awards allocated to stock options as compared to the other executive officers. These grants are made on May 10 of each year (or the following trading day should such date fall on a weekend or holiday). The vesting provisions relating to equity compensation have been and continue to be determined with the principal purpose of retaining the Company's executives and key associates. The Company believes its equity compensation policies have been highly successful in the long term retention of its executives and key associates, including its named executive officers.

Consistent with the Company's historic practice, the stock options vest over time, subject, in general, to the named executive officers remaining in the Company's employ on specified vesting dates. Vesting of the restricted stock awarded to these named executive officers is dependent on (i) the Company's achievement of a performance-based test for the fiscal year in which the grant is made, and (ii) assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on the specified vesting dates.

The performance-based test requires that the Company's net income in the fiscal year is greater than or equal to the Company's net income in the prior fiscal year or that the Company's net income as a percentage of sales place it in the top half of the companies in the S&P 500 Retailing Index with respect to such measurement. Net income may be adjusted for such purpose to reflect items, such as: (i) mergers, acquisitions, consolidations or dispositions, (ii) changes in accounting methods, (iii) extraordinary items, as defined in Accounting Standards Codification Topic No. 225, "Income Statement," and (iv) funds deployed for stock repurchase or dividend activity, to the extent permitted by Section 162(m) of the Code. The Company believes that this performance-based test meets the standard for performance-based compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), so that the restricted stock awards will be deductible compensation by the Company for certain executives if their annual compensation exceeds $1 million. The Compensation Committee believes that this test is an appropriate measure of performance for companies in the retail industry and, specifically, for companies in the Company's sector. In addition, even if the performance-based test is met, the executive must remain in the Company's employ for an extended period in order to earn the restricted stock, further aligning the executive's interest with the long-term interests of the Company.

For each of fiscal 2012 and fiscal 2011, the performance-based test was satisfied in that the Company's net income exceeded the Company's net income for the prior fiscal year.

All executives (other than named executive officers and other key executives whose compensation is determined by the Compensation Committee) and associates awarded incentive compensation receive grants consisting solely of restricted stock. Vesting of restricted stock awarded to these associates is based solely on time-vesting with no performance-based test.

Consistent with the Company's practice since fiscal 2008, stock option awards are made in dollars (with the number of shares covered by the options determined by dividing the dollar amount of the grant by the Stock Option Fair Value, as described below). The Compensation Committee believes that making stock option awards in dollar amounts rather than share amounts is advisable because making stock option awards in dollar amounts allows the Compensation Committee to align stock option awards with the value of the option grants. Making stock option awards in dollars also enables the Compensation Committee to more readily evaluate appropriate aggregate compensation amounts and percentage increases or decreases for executives, in comparison to making stock option awards in share amounts (the value of which varies depending on the trading price of the Company's stock and other factors). In making the awards, the Compensation Committee considered the fair value of these options on the date of grant determined in accordance with Accounting Standards Codification Topic No. 718, "Compensation — Stock Compensation" (the "Stock Option Fair Value").

All awards of restricted stock and stock options are made under the Company's 2012 Incentive Compensation Plan (formerly known as the 2004 Incentive Compensation Plan), approved by the Company's shareholders (the performance goals under such plan having been re-approved in 2012), which is the only equity incentive plan under which the Company can currently make awards of equity compensation.

Senior Executive Compensation

In addition to considering the Company's compensation policies generally, the Compensation Committee reviews executive compensation and concentrates on the compensation packages for the Company's senior executive officers, namely, the Co-Chairmen (Warren Eisenberg and Leonard Feinstein, who are the Company's Co-Founders) and the Chief Executive Officer (Steven H. Temares), believing that these three named executive officers are the most important and influential in determining the continued success of the Company. The Company has enjoyed considerable success in the years it has been a public company, and in both fiscal 2011 and fiscal 2012 achieved strong financial results.

Fiscal 2012 executive compensation decisions were made effective May 10, 2012, before the advisory vote on executive compensation took place at the 2012 annual meeting of shareholders held on June 22, 2012. At that meeting, approximately 94% of votes cast approved the compensation paid to the Company's named executive officers. The Compensation Committee evaluated these results and concluded that this vote reflects the stockholders' support of the Company's approach to executive compensation. Accordingly, in 2012, the Company did not change its approach to executive compensation or make any significant changes to its executive compensation program based on stockholder feedback. The Compensation Committee expects to continue to consider the outcome of the Company's say-on-pay votes and other shareholder discussions when making future executive compensation decisions.

For fiscal 2012, the base salaries for the Co-Chairmen remained at $1,100,000, the same as they were for the prior six fiscal years. For fiscal 2012, the base salary for Mr. Temares increased by $450,000 to $3,450,000. The Compensation Committee determined that Mr. Temares' base salary increase was warranted based on the Company's strong financial performance and Mr. Temares' strong individual performance. According to the analysis prepared by JFR, Mr. Temares' increased base salary for fiscal 2012 was at the 76th percentile of the total cash compensation of the 23-company peer group.

For fiscal 2012, the base salary for Mr. Stark increased by $100,000 and the base salary for Mr. Castagna increased by $100,000. The Compensation Committee determined that these increases were warranted based on the Company's growth and strong financial results in 2011 and based on the results and recommendations of JFR's compensation review discussed above.

The aggregate equity awards to Mr. Temares for fiscal 2012 increased from fiscal 2011 by $1,525,000 to $11,750,000, with the increase comprised of $750,000 in stock options and $775,000 in performance-based restricted stock. Of the total of $11,750,000 of equity awards to Mr. Temares for fiscal 2012, $6,000,000 consisted of performance-based restricted stock (based on the market value of the Company's common stock on the date of grant) and $5,750,000 consisted of stock options (based on the Stock Option Fair Value). Thus, approximately 75% of Mr. Temares' total compensation for fiscal 2012 is dependent on Company performance or increase in shareholder value and vests over a five year period.

The equity awards to Messrs. Eisenberg and Feinstein for fiscal 2012 remained unchanged from fiscal 2011 at $2,000,000 for each such executive, comprised of $1,500,000 of performance-based restricted stock and $500,000 of stock options (valued on the same basis as Mr. Temares' awards).

The aggregate equity awards to each of Mr. Stark and Mr. Castagna for fiscal 2012 increased from 2011 by $100,000, with the increase comprised of performance-based restricted stock.

In the view of the Compensation Committee, the base salary, stock option grants, and performance-based restricted stock awards constitute compensation packages for the Chief Executive Officer and for the Co-Chairmen, as well as the other named executive officers, which are appropriate for a company with the revenues and earnings of the Company. The stock options granted to the Chief Executive Officer vest in five equal annual installments, while the stock options awarded to the Co-Chairmen vest in three equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company. The restricted stock awards to each such executive are conditioned on the performance-based test described above with time vesting in five equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company.

For further discussion related to equity grants to the named executive officers, see "Potential Payments Upon Termination or Change in Control" below.

Other Benefits

The Company provides the named executive officers with the same benefits offered to all other associates. The cost of these benefits constitutes a small percentage of each named executive officer's total compensation. Key benefits include paid vacation, premiums paid for long-term disability insurance, a matching contribution to the named executive officer's 401(k) plan account, and the payment of a portion of the named executive officer's premiums for healthcare and basic life insurance.

The Company has a nonqualified deferred compensation plan for the benefit of certain highly compensated associates, including the named executive officers. The plan provides that a certain percentage of an associate's contributions may be matched by the Company, subject to certain limitations. This matching contribution will vest over a specified period of time. See the "Nonqualified Deferred Compensation Table" below.

The Company provides the named executive officers with certain perquisites including tax preparation services and car service, in the case of Messrs. Eisenberg and Feinstein, and a car allowance, in the case of all named executive officers. The Compensation Committee believes all such perquisites are reasonable and consistent with its overall objective of attracting and retaining our named executive officers.

See the "All Other Compensation" column in the Summary Compensation Table for further information regarding these benefits and perquisites, and "Potential Payments Upon Termination or Change in Control" below for information regarding termination and change in control payments and benefits.

Impact of Accounting and Tax Considerations

The Compensation Committee considers the accounting cost associated with equity compensation and the impact of Section 162(m) of the Code, which generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain executives, subject to certain exceptions for performance-based compensation. Stock options and performance-based compensation granted to our named executive officers are intended to satisfy the performance-based exception and be deductible. Base salary amounts in excess of $1 million are not deductible by the Company.

Policy on the Recovery of Incentive Compensation

In fiscal 2009, the Board adopted a policy as part of the Company's corporate governance guidelines on the recovery of incentive compensation, commonly referred to as a "clawback policy," applicable to the Company's named executive officers (as defined under Item 402(a)(3) of Regulation S-K). The policy appears in the Company's Corporate Governance Guidelines, available in the Investor Relations section of the Company's website at www.bedbathandbeyond.com. The Compensation Committee is monitoring the issuance of regulations under the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to incentive compensation recoupment and will amend its policy to the extent necessary to comply with such Act.

Conclusion

After careful review and analysis, the Company believes that each element of compensation and the total compensation provided to each of its named executive officers is reasonable and appropriate. The value of the compensation payable to the named executive officers is significantly tied to the Company's performance and the return to its shareholders over time. The Company believes that its compensation programs will allow it to retain the executives who are part of the Company's executive team and attract highly qualified executives when new executives are required.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on the Compensation Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for fiscal 2012 for filing with the SEC.

The foregoing report is provided by the following directors, who constitute the fiscal year 2012 Compensation Committee:

COMPENSATION COMMITTEE

Dean S. Adler

Klaus Eppler

Victoria A. Morrison

SUMMARY COMPENSATION TABLE FOR FISCAL 2012, FISCAL 2011 AND FISCAL 2010

The following table sets forth information concerning the compensation of the Company's named executive officers.

Name and Principal Position	Fiscal Year	Salary[1][2] ($)	Stock Awards[3][4] ($)	Option Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Warren Eisenberg [5] [6]	2012	1,142,308	1,500,033	499,991	—	136,688	3,279,020
Co-Chairman	2011	1,100,000	1,500,027	500,000	—	115,564	3,215,591
	2010	1,100,000	1,500,007	500,008	—	80,072	3,180,087
Leonard Feinstein [7] [8]	2012	1,142,308	1,500,033	499,991	—	145,025	3,287,357
Co-Chairman	2011	1,100,000	1,500,027	500,000	—	123,264	3,223,291
	2010	1,100,000	1,500,007	500,008	—	146,326	3,246,341
Steven H. Temares [9] [10] [11]	2012	3,478,846	5,999,994	5,749,992	684,106	22,211	15,935,149
Chief Executive Officer	2011	2,894,231	5,225,036	5,000,003	790,392	17,572	13,927,234
	2010	2,288,462	4,500,022	4,500,007	4,179,870	15,052	15,483,413
Arthur Stark [12] [13]	2012	1,513,847	1,350,016	600,003	—	12,262	3,476,128
President and Chief	2011	1,353,558	1,250,004	600,000	—	9,729	3,213,291
Merchandising Officer	2010	1,212,692	1,250,006	547,322	—	196,713	3,206,733
Eugene A. Castagna [14] [15]	2012	1,326,923	1,100,010	600,003	—	13,782	3,040,718
Chief Financial Officer	2011	1,166,154	1,000,037	600,000	—	15,395	2,781,586
and Treasurer	2010	997,692	1,000,005	547,322	—	18,355	2,563,374

(1) Due to fiscal 2012 being a 53 week year and the timing of the pay cycles, the fiscal 2012 salary amounts include an additional pay period. Without this additional pay period, fiscal 2012 salaries would have been $1,100,000 each for Messrs. Eisenberg and Feinstein as their salaries were for the prior six fiscal years and $3,346,154, $1,456,924 and $1,276,923 for Messrs. Temares, Stark and Castagna, respectively.

(2) Except as otherwise described in this Summary Compensation Table, salaries to named executive officers were paid in cash in fiscal 2012, fiscal 2011 and fiscal 2010, and increases in salary, if any, were effective in May of the fiscal year.

(3) The value of stock awards and option awards represents their respective total fair value on the date of grant calculated in accordance with Accounting Standards Codification Topic No. 718, "Compensation — Stock Compensation" ("ASC 718"), without regard to the estimated forfeiture related to service-based vesting conditions. All assumptions made in the valuations are contained and described in footnote 13 to the Company's financial statements in the Company's Form 10-K for fiscal 2012. Stock awards and option awards are rounded up to the nearest whole share when converted from dollars to shares. The amounts shown in the table reflect the Company's accounting expense and do not necessarily reflect the actual value, if any, that may be realized by the named executive officers.

(4) The vesting of restricted stock awards depends on (i) the Company's achievement of a performance-based test for the fiscal year of the grant, and (ii) assuming the performance-based test is met, time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The performance-based tests for fiscal years 2012, 2011 and 2010 were met. The fair value of the performance-based stock awards are reported above at 100% of target, their maximum value assuming the highest level of performance.

(5) Salary for Mr. Eisenberg includes a deferral of $317,308, $275,000 and $275,000 for fiscal 2012, 2011 and 2010, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2012 is also reported in the Nonqualified Deferred Compensation Table below.

(6) All Other Compensation for Mr. Eisenberg includes incremental costs to the Company for tax preparation services of $29,825, $25,063 and $23,822, car service of $74,906, $59,740 and $28,140 and car allowance of $24,457, $23,411 and $20,760, and an employer nonqualified deferred compensation plan matching contribution of $7,500, $7,350 and $7,350, for fiscal 2012, 2011 and 2010, respectively.

(7) Salary for Mr. Feinstein includes a deferral of $317,308, $275,000 and $275,000 for fiscal 2012, 2011 and 2010, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2012 is also reported in the Nonqualified Deferred Compensation Table below.

(8) All Other Compensation for Mr. Feinstein includes incremental costs to the Company for tax preparation services of $29,825, $25,063 and $23,822, car service of $80,492, $62,400 and $88,840 and car allowance of $27,208, $28,451 and $26,314, and an employer nonqualified deferred compensation plan matching contribution of $7,500, $7,350 and $7,350, for fiscal 2012, 2011 and 2010, respectively.

(9) Salary for Mr. Temares includes a deferral of $30,923, $26,615 and $26,000 for fiscal 2012, 2011 and 2010, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2012 is also reported in the Nonqualified Deferred Compensation Table below.

(10) The change in pension value for fiscal 2012 and 2011 is an increase in the actuarial present value of the benefits payable under the supplemental executive retirement benefit agreement with Mr. Temares, which is discussed more fully below. The change in pension value for fiscal 2010 is the result of Mr. Temares' increase in base salary for fiscal 2010, which followed a year (fiscal 2009) in which he received no salary increase. There was no cash payment as a result of this increase. See also "Potential Payments Upon Termination or Change in Control — Messrs. Temares, Castagna and Stark" below.

(11) All Other Compensation for Mr. Temares includes incremental costs to the Company for car allowance of $14,702, $10,225 and $7,703 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,509, $7,347 and $7,349, for fiscal 2012, 2011 and 2010, respectively.

(12) Salary for Mr. Stark includes a deferral of $10,154, $10,000 and $10,000 for fiscal 2012, 2011 and 2010 pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2012 is also reported in the Nonqualified Deferred Compensation Table below.

(13) All Other Compensation for Mr. Stark includes incremental costs to the Company for car allowance of $4,757, $2,383 and $3,450 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,505, $7,346 and $7,347, for fiscal 2012, 2011 and 2010, respectively. Additionally, during fiscal 2010, the Compensation Committee determined to pay Mr. Stark $185,916 in connection with the resolution of certain state tax withholding issues, including professional fees incurred in connection with the resolution of these issues, for the years 2004 – 2006.

(14) Salary for Mr. Castagna includes a deferral of $127,692, $136,246 and $111,346 for fiscal 2012, 2011 and 2010, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2012 is also reported in the Nonqualified Deferred Compensation Table below.

(15) All Other Compensation for Mr. Castagna includes incremental costs to the Company for car allowance of $6,280, $8,046 and $11,006 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $7,502, $7,349 and $7,349, for fiscal 2012, 2011 and 2010, respectively.

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreements

Messrs. Eisenberg and Feinstein

Messrs. Eisenberg and Feinstein have employment agreements with the Company with terms currently expiring June 30, 2013, or as further extended by mutual agreement. These agreements provide for salaries at the rate of $800,000 per year which may be increased from time to time by the Company. The current annual salary for each of Messrs. Eisenberg and Feinstein is $1,100,000. Under these agreements, each of Messrs. Eisenberg and Feinstein may at any time elect senior status (i.e., to be continued to be employed to provide non-line executive consultative services) at an annual salary of the greater of $400,000 (increased for cost of living adjustments) or 50% of his average salary over the three-year period prior to such election for a period (the "Senior Status Period") of up to ten years from the date of such election. During the Senior Status Period, the executive must provide services at a level of at least 25% of the average level of services the executive performed for the prior 36 month period. During the Senior Status Period, the Company is required to provide to the executive an office at a location specified by the executive, a secretary, car service and car allowance, all on a basis comparable to that which is currently provided to the executive. The agreements contain non-competition, non-solicitation and confidentiality provisions. These provisions generally apply through the term of employment, including the Senior Status Period and any other time when salary payments are required to be made under the agreements. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their active employment, their Senior Status Period and during the period of supplemental pension payments. For a complete description of payments due to Messrs. Eisenberg and Feinstein upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below.

Messrs. Temares, Stark and Castagna

Messrs. Temares, Stark and Castagna have employment agreements with the Company which provide for severance pay and other benefits upon a termination of their employment. For a complete description of payments due to Messrs. Temares, Stark and Castagna upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below. These agreements also provide for non-competition and non-solicitation of the Company's employees during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

Potential Payments Upon Termination or Change in Control

The named executive officers' employment agreements and certain of the plans in which the executives participate require the Company to pay compensation to the executives if their employment terminates.

The estimated amount of compensation payable to the named executive officers in each termination situation is listed in the table below. The table is presented using an assumed termination date and an assumed change in control date of March 2, 2013, the last day of fiscal 2012 and a price per share of common stock of $56.93 (the "Per Share Closing Price"), the closing per share price as of March 1, 2013, the last business day of fiscal 2012. Descriptions of the agreements under which such payments would be made follow:

Messrs. Eisenberg and Feinstein

Pursuant to their employment agreements, following the Senior Status Period, Messrs. Eisenberg and Feinstein are each entitled to supplemental pension payments of $200,000 per year (as adjusted for a cost of living increase) until the death of the survivor of him and his current spouse. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their Senior Status Period and during the period of supplemental pension payments or following a termination upon a change in control.

Under the agreements, if Messrs. Eisenberg and Feinstein are terminated without "cause" (as defined below) or if the executive is removed from or not reelected to any officer or director position prior to his Senior Status Period (or any officer position during his Senior Status Period), there is a material diminution in the executive's salary, benefits or perquisites or, prior to his Senior Status Period, there is a material diminution in the executive's duties or the Company's principal office or the executive's own office location as assigned to him by the Company is relocated and the executive elects to terminate his employment, the executive shall be paid through the end of the term of employment and the Senior Status Period. Following a change in control of the Company (as defined in the agreements), each of the executives may, at his option, upon 90 days' written notice, terminate employment and shall be paid an amount equal to three times salary then in effect, if the written notice is given before the Senior Status Period, or, if during the Senior Status Period, one half of Senior Status Salary for the number of years (including fractions), if any, remaining in the Senior Status Period, payable over such applicable period in accordance with normal payroll practices. The agreements were amended effective as of August 13, 2010 to provide that in the event any amounts paid or provided to the executive in connection with a change in control are determined to constitute "excess parachute payments" under Section 280G of the Code which would be subject to the excise tax imposed by Section 4999 of the Code, the payments and benefits due to the executive will be reduced if the reduction would result in a greater amount payable to the executive after taking into account the excise tax imposed by Section 4999 of the Code. The agreements also provide that upon a change in control of the Company, the Company will fund a "rabbi trust" for each of the executives to hold an amount equal to the value of the payments and certain benefits payable to each of the executives upon his termination of employment with the Company. In the event of termination of employment, the executives are under no obligation to seek other employment and there is no reduction in the amount payable to the executive on account of any compensation earned from any subsequent employment. In the event of termination due to death of either of the executives, the executive's estate or beneficiary shall be entitled to his salary for a period of one year following his death and payment of expenses incurred by executive and not yet reimbursed at the time of death. In the event of termination due to the inability to substantially perform his duties and responsibilities for a period of 180 consecutive days, the executive shall be entitled to his salary for a period of one year following the date of termination (less any amounts received under the Company's benefit plans as a result of such disability). To the extent that any payments under the employment agreements due following the termination of Messrs. Eisenberg and Feinstein are considered to be deferred compensation under Section 409A, such amounts will commence to be paid on the earlier of the six-month anniversary of termination of employment or the executive's death.

Either of the executives may be terminated for "cause" upon written notice of the Company's intention to terminate his employment for cause, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed termination for cause is based. The executives shall have ten days after such notice is given to cure such conduct, to the extent a cure is possible. "Cause" means (i) the executive is convicted of a felony involving moral turpitude or (ii) the executive is guilty of willful gross neglect or willful gross misconduct in carrying out his duties under the agreement, resulting, in either case, in material economic harm to the Company, unless the executive believed in good faith that such act or non-act was in the best interests of the Company. In addition, pursuant to their respective restricted stock agreements, shares of restricted stock granted to Messrs. Eisenberg and Feinstein will vest upon death, disability, termination of employment without "cause" or constructive termination, and for restricted stock awards granted since fiscal 2009, vesting upon termination without "cause" or constructive termination will be subject to attainment of performance goals.

In substitution for a split dollar insurance benefit previously provided to such executives, in fiscal 2003, the Company entered into deferred compensation agreements with Messrs. Eisenberg and Feinstein under which the Company is obligated to pay Messrs. Eisenberg and Feinstein $2,125,000 and $2,080,000, respectively, in each case payable only on the last day of the first full fiscal year of the Company in which the total compensation of Mr. Eisenberg or Feinstein, as applicable, will not result in the loss of a deduction for such payment pursuant to applicable federal income tax law.

Messrs. Temares, Stark and Castagna

The agreements with Messrs. Temares and Stark provide for severance pay equal to three years' salary, and the agreement with Mr. Castagna provides for severance pay equal to one year's salary, if the Company terminates their employment other than for "cause" (including by reason of death or disability) and one year's severance pay if the executive voluntarily leaves the employ of the Company. Severance pay will be paid in accordance with normal payroll, however any amount due prior to the six months after termination of employment will be paid in a lump sum on the date following the six month anniversary of termination of employment. Any severance payable to these executives will be reduced by any monetary compensation earned by them as a result of their employment by another employer or otherwise. Cause is defined in the agreements as when the executive has: (i) acted in bad faith or with dishonesty; (ii) willfully failed to follow reasonable and lawful directions of the Company's Chief Executive Officer or the Board of Directors, as applicable, commensurate with his titles and duties; (iii) performed his duties with gross negligence; or (iv) been convicted of a felony. Upon a termination of employment by the Company for any reason other than for "cause," all unvested options will vest and become exercisable. In addition, pursuant to their respective restricted stock agreements, shares of restricted stock granted to Messrs. Temares, Stark and Castagna will vest upon death, disability or termination of employment without "cause," and for restricted stock awards granted since fiscal 2009, vesting upon termination without "cause" will be subject to attainment of performance goals. These agreements also provide for non-competition and non-solicitation during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

Mr. Steven H. Temares has a supplemental executive retirement benefit agreement and a related escrow agreement, under which he is entitled to receive a supplemental retirement benefit on his retirement or other separation from service from the Company. The retirement benefit will be payable in the form of a lump sum equal to the present value of an annual amount equal to 50% of Mr. Temares' annual base salary on the date of termination of employment if such annual amount were paid for a period of 10 years in accordance with the Company's normal payroll practices. Except in the case of Mr. Temares' death (in which case the supplemental retirement benefit will be immediately payable) and the agreement as to escrow, the supplemental retirement benefit will be paid on the first business day following the six month anniversary of Mr. Temares' termination and will be includible in his income for tax purposes at such time.

In the event Mr. Temares elects to retire or voluntarily terminates his employment with the Company, a portion of the supplemental retirement benefit, net of withholdings, will be deposited into an escrow account governed by a separate agreement. No portion of the supplemental retirement benefit will be deposited into the escrow account, however, in the event Mr. Temares dies, is terminated by the Company without cause (as such term is defined in his employment agreement), terminates due to disability, or terminates employment within 12 months following a change of control. In the event Mr. Temares elects to retire or voluntarily terminates his employment with the Company, 1/10 of the lump sum supplemental retirement benefit distribution (net of applicable withholding taxes) will be distributed to Mr. Temares; and 9/10 of the lump sum supplemental retirement benefit distribution (net of applicable withholding taxes) will be deposited into an escrow account to be distributed in nine equal annual installments on each of the following nine anniversaries of the deposit date, subject to acceleration in the case of Mr. Temares' death or a change of control of the Company. The entire escrow account will be distributed to Mr. Temares' beneficiary no later than 30 days following his death or to Mr. Temares no later than 30 days following a change of control of the Company. If Mr. Temares does not comply with the restrictive covenant not to compete with the Company (as described in his employment agreement, for the term of the escrow agreement) prior to the payment of the entire escrow amount, the Company will have the right to direct the escrow agent to pay the remaining escrow amount to the Company no later than 15 days after notice to the escrow agent and Mr. Temares will forfeit any and all rights to such remaining escrow amount. Mr. Temares has agreed that in the event any amount in escrow is forfeited, he will use commercially reasonable efforts to obtain a refund of applicable taxes and remit such refund to the Company and the Company has agreed to reimburse Mr. Temares, or to pay on his behalf, reasonable legal fees and expenses incurred in connection with such a refund request. Although the amended SERP provides that Mr. Temares will be protected from any impact resulting from the possible application of Section 409A to the terms of the SERP due to the complexities surrounding Section 409A, the Company believes that no such payment will be required.

Table and related footnotes follow on the next two pages.

	Cash Severance	Senior Status Salary Continuation[3]	Option Acceleration[4]	Restricted Stock Acceleration[4]
Warren Eisenberg[9]				
Termination Without Cause/ Constructive Termination[1][2]	$ 364,658	$5,547,385	$ —	$ 5,889,295
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination[1]	$ 364,658	$5,547,385	$ —	$ 5,889,295
Change in Control + Voluntary Termination[10]	$ 3,300,000	$ —	$ —	$ —
Leonard Feinstein[9]				
Termination Without Cause/ Constructive Termination[1][2]	$ 364,658	$5,547,385	$ —	$ 5,889,295
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination[1]	$ 364,658	$5,547,385	$ —	$ 5,889,295
Change in Control + Voluntary Termination[10]	$ 3,300,000	$ —	$ —	$ —
Steven H. Temares[11]				
Termination Without Cause[10]	$10,350,000	$ —	$7,197,744	$16,237,802
Voluntary Termination[12]	$ 3,450,000	$ —	$ —	$ —
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination[10]	$10,350,000	$ —	$7,197,744	$16,237,802
Arthur Stark[13]				
Termination Without Cause[10]	$ 4,440,000	$ —	$2,107,196	$ 7,378,868
Voluntary Termination[12]	$ 1,480,000	$ —	$ —	$ —
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination[10]	$ 4,440,000	$ —	$2,107,196	$ 7,378,868
Eugene A. Castagna[14]				
Termination Without Cause[12]	$ 1,300,000	$ —	$2,107,196	$ 5,759,608
Voluntary Termination[12]	$ 1,300,000	$ —	$ —	$ —
Change in Control (No Termination)	$ —	$ —	$ —	$ —
Change in Control + Termination[12]	$ 1,300,000	$ —	$2,107,196	$ 5,759,608

(1) Cash severance represents current salary continuation through June 30, 2013.

(2) In the event of a termination of employment due to death or disability, each of Messrs. Eisenberg and Feinstein (or their respective estates) will receive the same payments as if there was a "Termination Without Cause/Constructive Termination", except that neither Mr. Eisenberg nor Mr. Feinstein (nor their respective estates) will receive either "Senior Status Salary Continuation" or "Benefit Continuation" payments.

(3) Represents $400,000, adjusted for the cost of living increase between June 30, 2000 and June 30, 2012 for the CPI-U for NY, Northern NJ and LI, for 10 years during the Senior Status Period.

(4) Represents the value of unvested outstanding stock options and restricted stock that would accelerate and vest on a termination occurring on March 2, 2013. In the case of stock options, the value is calculated by multiplying the number of shares underlying each accelerated unvested stock option by the difference between the Per Share Closing Price and the per share exercise price. In the case of restricted stock, the value is calculated by multiplying the number of shares of restricted stock that accelerate and vest by the Per Share Closing Price.

(5) Represents the estimated present value of continued health and welfare benefits and other perquisites for the life of the executive and his spouse.

(6) Reflects executives' vested account balances as of March 2, 2013.

(7) For Messrs. Eisenberg and Feinstein, represents the estimated present value of lifetime supplemental pension payments, commencing six months following the conclusion of the Senior Status Period, except in the case of a voluntary termination following a change in control, when such payments would commence after the cash severance has been paid. For Mr. Temares, present value will be paid out six months following (1) termination without cause or (2) any termination (including voluntary termination) following a change in control.

Benefit Continuation[5]	Nonqualified Deferred Compensation Balance[6]	Supplemental Pension[7]	Split-Dollar Life Insurance Substitute Payment[8]	Total
$1,377,273	$1,659,072	$ 823,510	$2,125,000	$17,786,193
$ —	$ —	$ —	$ —	$ —
$1,377,273	$1,659,072	$ 823,510	$2,125,000	$17,786,193
$1,377,273	$1,659,072	$ 2,449,225	$2,125,000	$10,910,570
$1,743,015	$1,660,196	$ 1,414,858	$2,080,000	$18,699,407
$ —	$ —	$ —	$ —	$ —
$1,743,015	$1,660,196	$ 1,414,858	$2,080,000	$18,699,407
$1,743,015	$1,660,196	$ 3,203,482	$2,080,000	$11,986,693
$ —	$ 211,228	$17,069,635	$ —	$51,066,409
$ —	$ 211,228	$17,069,635	$ —	$20,730,863
$ —	$ —	$ —	$ —	$ —
$ —	$ 211,228	$17,069,635	$ —	$51,066,409
$ —	$ 700,392	$ —	$ —	$14,626,456
$ —	$ 700,392	$ —	$ —	$ 2,180,392
$ —	$ —	$ —	$ —	$ —
$ —	$ 700,392	$ —	$ —	$14,626,456
$ —	$ 781,156	$ —	$ —	$ 9,947,960
$ —	$ 781,156	$ —	$ —	$ 2,081,156
$ —	$ —	$ —	$ —	$ —
$ —	$ 781,156	$ —	$ —	$ 9,947,960

(8) This amount will be paid on the last day of the following fiscal year.

(9) The employment agreements of Messrs. Eisenberg and Feinstein provide that in the event any amounts paid or provided to the executive in connection with a change in control are determined to constitute "excess parachute payments" under Section 280G of the Code which would be subject to the excise tax imposed by Section 4999 of the Code, the payments and benefits due to the executive will be reduced if the reduction would result in a greater amount payable to the executive after taking into account the excise tax imposed by Section 4999 of the Code. However, no reduction of payments and benefits are disclosed above since neither of these executives would have been subject to excise taxes as a result of payments subject to Section 280G of the Code that would have been made in connection with a change in control occurring on March 2, 2013.

(10) Cash severance represents three times current salary payable over a period of three years.

(11) In the event of a termination of employment due to death or disability, Mr. Temares (or his estate) will receive the same payments as if there was a "Termination Without Cause".

(12) Cash severance represents one times current salary payable over a period of one year.

(13) In the event of a termination of employment due to death or disability, Mr. Stark (or his estate) will receive the same payments as if there was a "Termination Without Cause".

(14) In the event of a termination of employment due to death or disability, Mr. Castagna (or his estate) will receive the same payments as if there was a "Termination Without Cause".

Grants of Stock Options and Restricted Stock Awards for Fiscal 2012

The following table sets forth information with respect to stock options granted and restricted stock awarded during fiscal 2012 to each of the named executive officers under the Company's 2012 Incentive Compensation Plan (the "2012 Plan"). The Company did not grant any non-equity incentive plan awards in fiscal 2012.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units[1] (#)	All Other Option Awards: Number of Securities Underlying Options[1] (#)	Exercise or Base Price of Option Awards[2] ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
Warren Eisenberg	5/10/12	21,768	21,682	$68.910	$68.75	$ 2,000,024
Leonard Feinstein	5/10/12	21,768	21,682	$68.910	$68.75	$ 2,000,024
Steven H. Temares	5/10/12	87,070	249,347	$68.910	$68.75	$11,749,986
Arthur Stark	5/10/12	19,591	26,019	$68.910	$68.75	$ 1,950,019
Eugene A. Castagna	5/10/12	15,963	26,019	$68.910	$68.75	$ 1,700,013

(1) Number of shares when converted from dollars to shares, which number is rounded up to the nearest whole share.

(2) The exercise price of option awards is the average of the high and low trading prices of the Company's common stock on the date of grant.

(3) Pursuant to the SEC rules, stock option awards are valued in accordance with ASC 718. See footnote 3 to the Summary Compensation Table in this Proxy Statement.

Vesting of restricted stock awards depends on (i) the Company's achievement of a performance-based test for the fiscal year of the grant, and (ii) assuming the performance-based test is met, time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The performance-based test for fiscal 2012 was met. The performance test is designed to meet the standard for performance-based compensation under the Code, so that restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1,000,000. The stock awards granted in fiscal 2012 to Messrs. Eisenberg, Feinstein and Temares time vest in five equal installments starting on the first anniversary of the grant date. The stock awards granted in fiscal 2012 to Messrs. Stark and Castagna time vest in five equal installments starting on the third anniversary of the grant date.

Vesting of stock option awards depends on time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The options granted in fiscal 2012 to Messrs. Eisenberg and Feinstein vest in three equal installments starting on the first anniversary of the grant date. The options granted in fiscal 2012 to Messrs. Temares, Stark and Castagna vest in five equal installments starting on the first anniversary of the grant date. At the time of grant or thereafter, option awards and underlying shares of common stock, are not transferable other than by will or the laws of descent and distribution, except as the Compensation Committee may permit.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information for each of the named executive officers with respect to the value of all unexercised options and unvested restricted stock awards as of March 2, 2013, the end of fiscal 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)
Warren Eisenberg	100,000	—	$38.5150	4/17/14	103,448 [6]	$ 5,889,295
	100,000	—	$41.1150	5/10/15		
	81,367	—	$32.8700	5/12/16		
	84,603	—	$28.3300	5/11/17		
	19,551	9,775 [3]	$45.2000	5/10/18		
	8,480	16,960 [3]	$56.1850	5/10/19		
	—	21,682 [3]	$68.9100	5/10/20		
Leonard Feinstein	100,000	—	$38.5150	4/17/14	103,448 [6]	$ 5,889,295
	100,000	—	$41.1150	5/10/15		
	81,367	—	$32.8700	5/12/16		
	84,603	—	$28.3300	5/11/17		
	19,551	9,775 [3]	$45.2000	5/10/18		
	8,480	16,960 [3]	$56.1850	5/10/19		
	—	21,682 [3]	$68.9100	5/10/20		
Steven H. Temares	300,000 [10]	—	$41.3450	3/03/14	285,224 [7]	$16,237,802
	259,886 [1]	—	$38.7650	4/25/13		
	200,000 [10]	—	$38.5150	4/17/14		
	200,000	—	$41.1150	5/10/15		
	299,430 [10]	74,858 [4]	$32.8700	5/12/16		
	177,665	118,444 [4]	$28.3300	5/11/17		
	105,572	158,358 [4]	$45.2000	5/10/18		
	50,880	203,520 [4]	$56.1850	5/10/19		
	—	249,347 [4]	$68.9100	5/10/20		
Arthur Stark	5,000	5,000 [5]	$38.7950	4/17/14	129,613 [8]	$ 7,378,868
	5,000	10,000 [5]	$41.1150	5/10/15		
	8,206	24,618 [5]	$32.8700	5/12/16		
	8,932	35,732 [5]	$28.3300	5/11/17		
	12,840	19,261 [5]	$45.2000	5/10/18		
	6,105	24,423 [5]	$56.1850	5/10/19		
	—	26,019 [5]	$68.9100	5/10/20		
Eugene A. Castagna	100,000	—	$41.3450	3/03/14	101,170 [9]	$ 5,759,608
	20,000	5,000 [5]	$38.7950	4/17/14		
	15,000	10,000 [5]	$41.1150	5/10/15		
	16,411	24,618 [5]	$32.8700	5/12/16		
	8,932	35,732 [5]	$28.3300	5/11/17		
	12,840	19,261 [5]	$45.2000	5/10/18		
	6,105	24,423 [5]	$56.1850	5/10/19		
	—	26,019 [5]	$68.9100	5/10/20		

(1) These options represent a portion of Mr. Temares' April 25, 2003 grant, the exercise price of which was increased in order to comply with Section 409A of the Code following the Company's 2006 review of its equity grants and procedures.

(2) Market value is based on the closing price of the Company's common stock of $56.93 per share on March 1, 2013, the last trading day in fiscal 2012.

(3) Messrs. Eisenberg and Feinstein's unvested option awards are scheduled to vest as follows: (a) 9,775 on May 10, 2013, (b) 8,480 on each of May 10, 2013 and 2014, and (c) 7,228 on May 10, 2013 and 7,227 on each of May 10, 2014 and 2015.

(4) Mr. Temares' unvested option awards are scheduled to vest as follows: (a) 74,858 on May 12, 2013, (b) 59,222 on each of May 11, 2013 and 2014, (c) 52,786 on each of May 10, 2013, 2014 and 2015, (d) 50,880 on each of May 10, 2013, 2014, 2015 and 2016, and (e) 49,869 on each of May 10, 2013, 2014 and 2016 and 49,870 on each of May 10, 2015 and 2017.

(5) Messrs. Stark and Castagna's unvested option awards are scheduled to vest as follows: (a) 5,000 on April 17, 2013, (b) 5,000 on each of May 10, 2013 and 2014, (c) 8,206 on each of May 12, 2013, 2014 and 2015, (d) 8,933 on each of May 11, 2013, 2014, 2015 and 2016, (e) 6,420 on each of May 10, 2013 and 2014 and 6,421 on May 10, 2015, (f) 6,106 on each of May 10, 2013, 2015 and 2016 and 6,105 on May 10, 2014, and (g) 5,203 on May 10, 2013 and 5,204 on each of May 10, 2014, 2015, 2016 and 2017.

(6) Messrs. Eisenberg and Feinstein's unvested stock awards are scheduled to vest as follows: (a) 12,170 on May 12, 2013, (b) 14,119 on May 11, 2013 and 14,120 on May 11, 2014, (c) 6,637 on each of May 10, 2013 and 2014 and 6,638 on May 10, 2015, (d) 5,340 on each of May 10, 2013, 2015 and 2016 and 5,339 on May 10, 2014, and (e) based on the Company's achievement of a performance-based test for the fiscal year of the grant, 4,353 on each of May 10, 2013 and 2015, and 4,354 on each of May 10, 2014, 2016 and 2017.

(7) Mr. Temares' unvested stock awards are scheduled to vest as follows: (a) 14,603 on May 12, 2013, (b) 24,709 on each of May 11, 2013 and 2014, (c) 19,911 on May 10, 2013 and 19,912 on each of May 10, 2014 and 2015, (d) 18,599 on each of May 10, 2013 and 2015 and 18,600 on each of May 10, 2014 and 2016, and (e) based on the Company's achievement of a performance-based test for the fiscal year of the grant, 17,414 on each of May 10, 2013, 2014, 2015, 2016 and 2017.

(8) Mr. Stark's unvested stock awards are scheduled to vest as follows: (a) 3,895 on April 17, 2013, (b) 4,865 on each of May 10, 2013 and 2014, (c) 6,084 on May 12, 2013 and 6,085 on each of May 12, 2014 and 2015, (d) 7,060 on each of May 11, 2013, 2014, 2015 and 2016, (e) 5,531 on each of May 10, 2013, 2014, 2015, 2016 and 2017, (f) 4,449 on each of May 10, 2014 and 2016 and 4,450 on each of May 10, 2015, 2017 and 2018, and (g) based on the Company's achievement of a performance-based test for the fiscal year of the grant, 3,918 on each of May 10, 2015, 2016, 2017 and 2018 and 3,919 on May 10, 2019.

(9) Mr. Castagna's unvested stock awards are scheduled to vest as follows: (a) 3,116 on April 17, 2013, (b) 3,648 on May 10, 2013 and 3,649 on May 10, 2014, (c) 4,564 on each of May 12, 2013 and 2015 and 4,563 on May 12, 2014, (d) 5,295 on each of May 11, 2013, 2014, 2015 and 2016, (e) 4,424 on May 10, 2013 and 4,425 on each of May 10, 2014, 2015, 2016 and 2017, (f) 3,559 on May 10, 2014 and 3,560 on each of May 10, 2015, 2016, 2017 and 2018, and (g) based on the Company's achievement of a performance-based test for the fiscal year of the grant, 3,192 on each of May 10, 2015 and 2017 and 3,193 on each of May 10, 2016, 2018 and 2019.

(10) Mr. Temares' 300,000 exercisable option awards that expire on March 3, 2014 include 9,600 option awards held by him individually and 290,400 option awards held by a family limited partnership; 200,000 exercisable option awards that expire on April 17, 2014 include 150,000 option awards held by him individually and 50,000 option awards held by a family limited partnership; and 299,430 exercisable option awards that expire on May 12, 2016 include 112,286 option awards held by him individually and 187,144 option awards held by a family limited partnership.

OPTION EXERCISES AND STOCK VESTED

Option Exercises and Restricted Stock Vested for Fiscal 2012

The following table includes certain information with respect to the exercise of options and vesting of restricted stock by named executive officers during fiscal 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Warren Eisenberg[1][3]	71,811	1,283,851	49,940	3,493,023
Leonard Feinstein[1][3]	71,810	1,283,834	49,940	3,493,023
Steven H. Temares[1][4]	340,114	7,326,628	89,498	6,244,555
Arthur Stark[2][5]	5,000	106,417	25,103	1,758,623
Eugene A. Castagna[2][6]	5,000	112,270	19,822	1,387,440

(1) Messrs. Eisenberg, Feinstein and Temares each acquired shares on May 10, 2012, May 11, 2012 and May 12, 2012, upon the lapse of restrictions on previously granted shares of restricted stock.

(2) Messrs. Stark and Castagna each acquired shares on April 17, 2012, April 20, 2012, May 10, 2012, May 11, 2012 and May 12, 2012, upon the lapse of restrictions on previously granted shares of restricted stock.

(3) Messrs. Eisenberg and Feinstein exercised stock options on December 31, 2012.

(4) Mr. Temares exercised stock options on January 24, 2013, January 25, 2013, February 5, 2013, February 6, 2013, February 8, 2013, February 20, 2013 and February 21, 2013.

(5) Mr. Stark exercised stock options on February 7, 2013.

(6) Mr. Castagna exercised stock options on February 6, 2013.

NONQUALIFIED DEFERRED COMPENSATION

Effective January 1, 2006, the Company adopted a nonqualified deferred compensation plan for the benefit of employees defined by the Internal Revenue Service as highly compensated. A certain percentage of an employee's contributions may be matched by the Company, subject to certain plan limitations, as more fully described below. The following table provides compensation information for the Company's nonqualified deferred compensation plan for each of the named executive officers for fiscal 2012.

Nonqualified Deferred Compensation for Fiscal 2012

Name	Executive Contributions for Fiscal 2012[1] ($)	Company Contributions for Fiscal 2012[2] ($)	Aggregate Earnings (Losses) in Fiscal 2012[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year End 2012[4] ($)
Warren Eisenberg	317,308	7,500	177,051	—	1,659,072
Leonard Feinstein	317,308	7,500	177,185	—	1,660,196
Steven H. Temares	30,923	1,664	15,721	—	211,228
Arthur Stark	10,154	5,008	49,614	17,668	700,392
Eugene A. Castagna	127,692	4,252	51,759	—	781,156

(1) All amounts reported in this column were also reported in this Proxy Statement in the "Salary" column of the Summary Compensation Table for the applicable named executive officer.

(2) All amounts reported in this column were also reported in this Proxy Statement in the "All Other Compensation" column of the Summary Compensation Table for the applicable named executive officer.

(3) Amounts reported in this column represent returns on participant-selected investments.

(4) Amounts reported in this column that were also reported in previously filed Proxy Statements in the "Salary" or "All Other Compensation" columns of the Summary Compensation Tables for Messrs. Eisenberg, Feinstein, Temares, Stark, and Castagna were $1,149,516, $1,149,516, $138,411, $452,650 and $513,377, respectively.

Under the Company's nonqualified deferred compensation plan, a participant's regular earnings may be deferred at the election of the participant, excluding bonus or incentive compensation, welfare benefits, fringe benefits, noncash remuneration, amounts realized from the sale of stock acquired under a stock option or grant, and moving expenses.

When a participant elects to make a deferral under the plan, the Company credits the account of the participant with a matching contribution equal to fifty percent of the deferral, offset dollar for dollar by any matching contribution that the Company makes to the participant under the Company's 401(k) plan. The payment of this matching contribution is made upon the conclusion of the fiscal year. The maximum matching contribution to be made by the Company to a participant between the Company's nonqualified deferred compensation plan and the Company's 401(k) plan cannot exceed the lesser of $7,500 or three percent of a participant's eligible compensation.

A participant is fully vested in amounts deferred under the nonqualified deferred compensation plan. A participant has a vested right in matching contributions made by the Company under the nonqualified deferred compensation plan, depending on the participant's years of service with the Company: twenty percent at one to two years of service, forty percent at two to three years of service, sixty percent at three to four years of service, eighty percent at four to five years of service and one hundred percent at five or more years of service. As each of the named executive officers has more than five years of service to the Company, they are each fully vested in the matching contributions made by the Company under the plan.

Amounts in a participant's account in the nonqualified deferred compensation plan are payable either in a lump sum or substantially equal annual installments over a period of five or ten years, as elected by the participant. Such distributions may be delayed to a period of six months following a participant's termination of employment to comply with applicable law.

ADVISORY VOTE ON EXECUTIVE COMPENSATION (PROPOSAL 3)

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), the Company is providing its shareholders the opportunity to cast an advisory vote on the compensation of its named executive officers for fiscal 2012. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's shareholders the opportunity to express their views on named executive officers' compensation.

As described in detail in the Compensation Discussion and Analysis beginning on page 50 of this Proxy Statement, the Company's executive officer compensation program is designed to attract and retain the caliber of officers needed to ensure the Company's continued growth and profitability and to reward them for their performance, the Company's performance and for creating long-term value for shareholders. The primary objectives of the program are to:

- align rewards with performance that creates shareholder value;
- support the Company's strong team orientation;
- encourage high potential team players to build a career at the Company; and
- provide rewards that are cost-efficient, competitive with other organizations and fair to employees and shareholders.

The Company seeks to accomplish these goals in a manner that is aligned with the long-term interests of the Company's shareholders. The Company believes that its executive officer compensation program achieves this goal with its emphasis on long-term equity awards and performance-based compensation, which has enabled the Company to successfully motivate and reward its named executive officers. The Company believes that its compensation program is appropriate and has played an essential role in its continuing financial success by aligning the long-term interests of its named executive officers with the long-term interests of its shareholders.

For these reasons, the Board of Directors recommends a vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers for fiscal 2012, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

As an advisory vote, this proposal is not binding upon the Company. Notwithstanding the advisory nature of this vote, the Compensation Committee, which is responsible for designing and administering the Company's executive officer compensation program, values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for named executive officers. The affirmative vote of the holders of a majority of the votes cast by our shareholders in person or represented by proxy and entitled to vote is required to approve this Proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS FOR FISCAL 2012 AS DISCLOSED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table below sets forth certain information regarding the beneficial ownership of shares of our common stock as of May 3, 2013 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our common stock; (ii) our named executive officers; (iii) each of our directors and nominees for director; and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of common stock issuable within 60 days of May 3, 2013 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 218,586,230 shares of our common stock outstanding at May 3, 2013. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

Name	Position	Number of Shares of Common Stock Beneficially Owned and Percent of Class as of May 3, 2013		
FMR LLC		23,381,936	(1)	10.7%
Davis Selected Advisers, L.P.		22,803,561	(2)	10.4%
Warren Eisenberg	Co-Chairman and Director	3,454,649	(3)	1.6%
Leonard Feinstein	Co-Chairman and Director	2,279,405	(4)	1.0%
Steven H. Temares	Chief Executive Officer and Director	2,173,480	(5)	*
Arthur Stark	President and Chief Merchandising Officer	251,696	(6)	*
Eugene A. Castagna	Chief Financial Officer and Treasurer	357,871	(7)	*
Dean S. Adler	Director	18,962		*
Stanley F. Barshay	Director	19,832		*
Klaus Eppler	Director	12,377		*
Patrick R. Gaston	Director	10,731		*
Jordan Heller	Director	12,289		*
Victoria A. Morrison	Director	10,072		*
All Directors and Executive Officers as a Group (12 persons)		8,956,000		4.1%

* Less than 1% of the outstanding common stock of the Company.

(1) Information regarding FMR LLC was obtained from a Schedule 13G filed with the SEC on February 14, 2013 by FMR LLC. The Schedule 13G states that FMR LLC is deemed to have beneficial ownership of 23,381,936 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that FMR LLC has the sole power to dispose or to direct the disposition of 23,381,936 shares of common stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(2) Information regarding Davis Selected Advisers, L.P. was obtained from a Schedule 13G filed with the SEC on February 7, 2013 by Davis Selected Advisers, L.P. The Schedule 13G states that Davis Selected Advisers, L.P. is deemed to have beneficial ownership of 22,803,561 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that Davis Selected Advisers, L.P. has the sole power to dispose or to direct the disposition of 22,803,561 shares of common stock. The address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85756.

(3) The shares shown as being owned by Mr. Eisenberg include: (a) 633,164 shares owned by Mr. Eisenberg individually; (b) 419,484 shares issuable pursuant to stock options granted to Mr. Eisenberg that are or become exercisable within 60 days; (c) 500,000 shares owned by a foundation of which Mr. Eisenberg and his family members are trustees and officers; (d) 1,129,485 shares owned by trusts for the benefit of Mr. Eisenberg and his family members; (e) 669,068 shares owned by his spouse; and (f) 103,448 shares of restricted stock. Mr. Eisenberg has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually and in trust for the benefit of his family members.

(4) The shares shown as being owned by Mr. Feinstein include: (a) 1,065,233 shares owned by Mr. Feinstein individually; (b) 419,484 shares issuable pursuant to stock options granted to Mr. Feinstein that are or become exercisable within 60 days; (c) 350,000 shares owned by a foundation of which Mr. Feinstein and his family members are trustees and officers; (d) 341,240 shares owned by his spouse; and (e) 103,448 shares of restricted stock. Mr. Feinstein has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually and in trust for the benefit of his family members.

(5) The shares shown as being owned by Mr. Temares include: (a) 262,094 shares owned by Mr. Temares individually; (b) 1,093,618 shares issuable pursuant to stock options granted to Mr. Temares that are or become exercisable within 60 days; (c) 527,544 shares issuable pursuant to stock options that are exercisable held by a family limited partnership, of which Mr. Temares and his spouse are the sole general partners, and of which Mr. Temares and his spouse serve as limited partners together with trusts for the benefit of Mr. Temares, his spouse and his children; (d) 5,000 shares owned by a family limited partnership established by Mr. Temares' mother; and (e) 285,224 shares of restricted stock. Mr. Temares has sole voting power with respect to the shares held by him individually but disclaims beneficial ownership of the shares owned by the family limited partnership established by Mr. Temares' mother, except to the extent of his pecuniary interest therein.

(6) The shares shown as being owned by Mr. Stark include: (a) 35,027 shares owned by Mr. Stark individually; (b) 90,951 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 125,718 shares of restricted stock.

(7) The shares shown as being owned by Mr. Castagna include: (a) 35,661 shares owned by Mr. Castagna individually; (b) 224,156 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 98,054 shares of restricted stock.

Certain Relationships and Related Transactions

The Company's Audit Committee reviews and, if appropriate, approves transactions brought to the Committee's attention in which the Company is a participant and the amount involved exceeds $120,000, and in which, in general, beneficial owners of more than 5% of the Company's common stock, the Company's directors, nominees for director, executive officers, and members of their immediate families, have a direct or indirect material interest. The Committee's responsibility with respect to the review and approval of these transactions is set forth in the Audit Committee's charter.

A brother-in-law of Arthur Stark, the Company's President, earned in his capacity as a sales representative employed by Blue Ridge Home Fashions commissions (aggregating approximately $285,000) on sales of merchandise in fiscal 2012 by Blue Ridge Home Fashions to the Company in the amount of approximately $28.5 million, and a son-in-law of Mr. Stark is a managing member and has a minority equity interest in Colordrift LLC which had aggregate sales of merchandise to the Company of approximately $775,000 in fiscal 2012. Colordrift LLC had a pre-existing sales relationship with the Company at the time such managing member became Mr. Stark's son-in-law, which was during the Company's fiscal 2012 year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based solely upon a review of the copies of Section 16(a) reports that we have received from such persons or entities for transactions in our common stock and their common stock holdings for fiscal 2012, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors and executive officers, except Mr. Stark had one late Form 4 filing.

STOCK PRICE PERFORMANCE GRAPH

The graph shown below compares the performance of the Company's common stock with that of the S&P 500 Index, the S&P Specialty Retail Index and the S&P Retail Composite Index over the same period (assuming the investment of $100 in the Company's common stock and each of the three Indexes on March 1, 2008, and the reinvestment of dividends, if any).


Bed Bath & Beyond
S&P 500 Index
S&P Specialty Retail Index
S&P Retail Composite Index
DOLLARS
225
200
175
150
125
100
75
50
25
0
3/1/08
2/28/09
2/27/10
2/26/11
2/25/12
3/2/13

NEXT YEAR'S ANNUAL MEETING

Proposals which shareholders intend to present at the 2014 Annual Meeting of Shareholders must be received by the Company no later than January 29, 2014, to be presented at the meeting or to be eligible for inclusion in next year's proxy statement under the SEC's proxy rules. Such proposals can be sent to the Company at 650 Liberty Avenue, Union, New Jersey 07083, Attn: Warren Eisenberg, Co-Chairman and Secretary.

In addition, under the Company's Amended By-laws, any proposal for consideration at the 2014 Annual Meeting of Shareholders submitted by a shareholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices at 650 Liberty Avenue, Union, New Jersey 07083 between the close of business on February 28, 2014 and the close of business on March 31, 2014, and is otherwise in compliance with the requirements set forth in the Company's Amended By-laws. If the date of the 2014 Annual Meeting of Shareholders is more than 30 days before or more than 60 days after the anniversary date of the 2013 Annual Meeting of Shareholders, notice must be received not earlier than the 120th day prior to the 2014 Annual Meeting of Shareholders and not later than the close of business on the 90th day prior to the 2014 Annual Meeting of Shareholders, or if the first public announcement of the date of the 2014 Annual Meeting of Shareholders is less than 100 days prior to the date of the 2014 Annual Meeting of Shareholders, the 10th day following the date on which notice of the date of the meeting is given to shareholders or made public, whichever occurs first.

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Office
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

Shareholder Information
A copy of the Company's 2012 Form 10-K as filed with the Securities and Exchange Commission ("SEC") may be obtained from the Investor Relations Department at the Corporate Office.
Fax: 908/810-8813

The Company provides access to the documents filed with the SEC through the Investor Relations section of our website, www.bedbathandbeyond.com. A copy of the Company's Policy of Ethical Standards for Business Conduct is also provided at this location.

Stock Listing
Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ Stock Market under the symbol BBBY.

Annual Meeting
The Annual Meeting of Shareholders will be held at 9 a.m. June 28, 2013, at the Madison Hotel, One Convent Road, Morristown, New Jersey 07960.

Independent Auditors
KPMG LLP
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Stock Activity
The following table sets forth the high and low reported closing prices of the Company's common stock on the NASDAQ National Market System during fiscal 2012 and fiscal 2011:

Quarter	High	Low
Fiscal 2012		
First	**$72.47**	**$59.74**
Second	**74.72**	**59.34**
Third	**71.60**	**56.40**
Fourth	**60.39**	**54.91**
Fiscal 2011		
First	$57.30	$45.07
Second	60.31	49.73
Third	63.44	55.26
Fourth	63.22	57.46

At May 3, 2013, there were approximately 5,300 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

Transfer Agent
The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Telephone: 800/937-5449

Websites
www.bedbathandbeyond.com
www.buybuybaby.com
www.christmastreeshops.com
www.facevalues.com
www.harborlinen.com
www.harmondiscount.com
www.t-ygroup.com
www.worldmarket.com
www.bedbathandbeyond.ca

BED BATH & BEYOND INC.

650 Liberty Avenue
Union, NJ 07083
908-688-0888


MIX
Paper from
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FSC® C013980
FSC
www.fsc.org